


PROCESSED
MAY 13 2003
THOMSON FINANCIAL

**Medallion Financial Corp.**
2002 Annual Report to Shareholders

RECD S.E.C.
MAY 12 2003
P.E. 12-31-02
ARS

# Moving Forward

Medallion Financial Corp. is a specialty finance and advertising company that is a leader in three business sectors: medallion taxicab lending, commercial lending and taxi top advertising.

Medallion Financial Corp.

Medallion Funding Corp.

Medallion Capital, Inc.

Freshstart Venture Capital Corp.

Business Lenders, LLC

Medallion Business Credit, LLC

Medallion Taxi Media, Inc.


| | |
|---|---|
| Letter to Shareholders | 2 |
| Management Roundtable | 4 |
| Medallion Taxi Lending | 6 |
| Commercial Loans | 8 |
| Medallion Taxi Top Advertising | 10 |
| Selected Financial Data | 13 |
| Management's Discussion and Analysis | 15 |
| Consolidated Financial Statements | 31 |
| Notes to Consolidated Financial Statements | 35 |
| Consolidated Schedule of Investments | 51 |
| Report of Independent Public Accountants | 53 |
| Officers and Directors | 54 |
| Corporate Information | 55 |



# to a clear path ahead

**Medallion has positioned itself to capitalize on defined opportunities in the coming year.**

## TO OUR SHAREHOLDERS

During the past year, Medallion Financial Corp., like many financial institutions, wrestled with the challenges of declining interest rates and a slow economy. However, we rode out the storm, instituted major changes in how we manage and fund our businesses, and with the support of our loyal shareholders, now look to 2003 and beyond with optimism.

For the full year 2002, Medallion experienced a loss of $12.6 million, or 69 cents per share. Of this amount, $9.4 million is related to one time, non-recurring charges taken as a result of the refinancing of our old bank debt. While we are dissapointed with these results, we are confident that the worst is behind us and we expect to have a much better year in 2003.

During 2002, despite the best efforts of our management team, which owns more than 15 percent of the Company's stock, Medallion's share price declined during the first half of the year because of the weakness in the economy and the overall decline in market valuations. More positively, during the second half of the year our stock price stabilized and we are confident that as markets rebound, investors will return to stocks like Medallion which potentially offer both growth and dividend opportunities.

To demonstrate our confidence in the Company, Medallion's board is reviewing a stock repurchase plan. Such a repurchase, if implemented, would be accretive to the Company on both an earnings and to our book value at the current share price. We should also note that the management group has never sold a single share of Medallion stock, and the Company would not be permitted to purchase management's shares under the repurchase plan.

Throughout the year, Medallion Financial continued to maintain its prudent credit standards. Equally important, we continued investing in technology that will provide the Company with tools to meet future growth plans. For example, technology we are developing for our commercial lending business is nearing real-time financial monitoring and transmission.

From an operating standpoint, the Company began to see the fruits of our changes during the third quarter of 2002. New financing tools and facilities have been put into place and the demand for our services is growing on a daily basis. Indeed, the theme of this year's annual report – "Moving Forward" – aptly describes our expectations for the year ahead. One of our major accomplishments during 2002 was the establishment of a new $250 million medallion loan facility with Merrill Lynch. This facility, which will be used to replace our existing bank debt, provides Medallion with the flexibility to meet the market demand for medallion loans at competitive rates. In fact, medallion loan growth had been sluggish until the third quarter, when the availability of the new Merrill Lynch facility helped to initiate a growth spurt in our medallion loan portfolio. We expect the facility to positively affect earnings and we plan to pay down all non-Merrill Lynch bank debt during 2003. In fact, we have already paid down our old bank debt from a committed high, which was in excess of $300 million, to $11.3 million as of March 31, 2003.

Another development in 2002 was Medallion's application to both the State of Utah banking regulators and the FDIC for an industrial loan bank charter. If approved, Medallion Bank would accept time deposits, specifically CDs, and make medallion and other commercial middle-market loans. Like the Merrill Lynch facility, Medallion Bank would provide the Company with flexible funding at better rates, contributing to profitability and growth.

We are obviously optimistic about Medallion's future. Taxi medallions continue to be one of the best long-term investments in the United States. Historically, values have increased more than 15 percent per year since 1937, compared with 8 percent for the Dow Jones Industrial Average. This year's comparison was even stronger as prices for a New York City corporate taxi medallion rose 16 percent, from $216,000 to $250,000. More importantly, we see this trend continuing during 2003 as the available driver pool has expanded due to the increase in unemployment rates.



Alvin Murstein
*Chairman and Chief Executive Officer*



Andrew Murstein
*President*

Additionally, interest rates have declined and continue to remain low, making it easier to finance the purchase of a medallion. In contrast to the medallion price increase, all major stock indexes declined in 2002. The Dow declined 16 percent, the Standard & Poors index dropped 23 percent, and the Nasdaq plummeted 32 percent.

Medallion Financial is recognized as one of the preeminent companies involved in the financing of taxicab medallions. Presently, our outstanding loans have been extended to nearly 2,000 taxis in New York, Boston/Cambridge, Chicago, Newark, Baltimore, Hartford, Philadelphia, and the South Florida markets. Medallion's loss experience in the medallion-financing segment remains outstanding. Since the Company's inception, Medallion has provided nearly $1 billion in financing to taxi owners while our principal losses have been negligible.

Medallion continues to remain committed to our middle-market lending segment. Our Medallion Business Credit subsidiary extends asset-based loans throughout the New York metropolitan region and our Business Lenders subsidiary originates SBA 7(a) loans across the United States. Since our 1996 IPO, we have increased our medallion loan portfolio at an annual compound rate of 8 percent and our commercial loan portfolio at an annual compound rate of 15 percent. Total assets under management in 2002 were approximately $650 million. Total managed assets have grown from $215 million at the end of 1996, an annual compounded rate of approximately 20 percent.

Medallion Taxi Media, Inc., our taxi-top advertising subsidiary, now provides advertising space in 33 metropolital areas, including 2,500 cabs in New York. After a challenging first half, second half revenues increased to $3.3 million, paralleling the increase in United States advertising spending.

In addition to our deep and seasoned management team, during 2002 we welcomed Henry D. Jackson, Managing Director of Deutsche Bank AG and head of its European Consumer Group, to Medallion's Board of Directors. Henry fills the seat vacated by The Honorable Benjamin Ward, New York City's first African-American police commissioner, who passed away during the year. We will deeply miss Ben and the wise counsel he bestowed on us during his many dedicated years of involvement with the Company. We also recently added former Connecticut Governor and United States Senator Lowell P. Weicker, Jr. to our Board. Senator Weicker is sure to be of great assistance in guiding the Company through the political landscape while providing other valuable counsel and advice.

Medallion is proud of its financing role to put drivers behind the wheel following September 11th, as well as financing other commercial businesses. Medallion participates in various programs including the SBA STAR (Supplemental Terrorist Activity Relief) loans, supporting those affected by 9/11 as they rebuild their lives and businesses. STAR loans help these customers while providing a good business opportunity for Medallion.

As leaders in medallion and middle-market lending, we have been through good times and bad, wars, recessions, prosperity, and challenging times. Our businesses have demonstrated that they are remarkably recession-resistant. We have benefited from our hard-working customers, many of them new immigrants to the United States, who have prospered due to their willingness to put in long hours driving taxis and operating other commercial enterprises.

We thank our employees for their continued commitment and productivity, our board for their leadership and foresight, and our shareholders for their continued support. We look forward to working closely with you and hearing from you during 2003.



Alvin Murstein, *Chairman & Chief Executive Officer*



Andrew Murstein, *President*


Andrew Murstein
*President*


Alvin Murstein
*Chairman and Chief Executive Officer*

**The Medallion management team recently conducted a roundtable discussion to review the Company, its corporate initiatives, economic conditions and the prospects for growth and success in the coming years.**

**How and when was Medallion Financial started?**

*Alvin Murstein* – Medallion traces its origins back to my father, Leon Murstein, and his arrival to this country in 1917. Needing to support his family, he bought his first taxicab medallion for just $10. After accumulating several hundred of the New York City medallions over the next twenty-five years, during the mid 70's he decided to sell these medallions. However, because the medallions had appreciated significantly in value over the years, no buyer could come up with the $25,000 necessary to buy the medallions outright. Additionally, because banks at that time had not come to appreciate the collateral value of a taxicab medallion, there was no third party financing available. As a result, I took back the paper myself and developed an understanding of how profitable and secure the medallion lending business could be.

**Now that the banks have entered the taxi medallion lending business, what makes Medallion Financial different from the competition?**

*Andrew Murstein* – Medallion is a very different company from most banks. Many banks don't or won't roll up their sleeves and focus on the small business customer. Many institutions would prefer to lend huge sums of money to a multi-national company rather than service the commercial enterprises that our economy is based upon. With us, the customer always comes first. We have a deep understanding of the challenges facing these entrepreneurs and how to best meet their needs. After all, not too long ago, we were a small business ourself.

**Why do you think that a taxi medallion is such a good investment?**

*Marie Russo* – There are a number of factors that make a taxi medallion such a good investment for our borrowers. First, most cities, including New York City, have issued a limited number of medallions and keep the supply of these medallions relatively fixed. For example, here in New York over the last sixty-five years, there have been only 400 new medallions issued. This relatively fixed supply, combined with a consistent demand for taxi service, has resulted in increased medallion prices. In fact, over the last fifty years the Dow Jones Industrial average has increased an average of 8 percent per year while the value of a New York City taxicab medallion has increased 15 percent per year. The second reason that a medallion is such a good investment for our borrowers is the opportunity that it provides. Where else can an individual, who may be new to our country, start his own business, make his own hours and, if you are willing to work hard enough, obtain a piece of the American dream.

**How do you feel about the Company's performance during 2002?**

*Andrew Murstein* – 2002 was a transitional period for the Company. During the year Medallion took a number of important steps, including obtaining a new financing facility and the submission of a bank application, to prepare for the future. We now believe that we are in an excellent position to capitalize on the opportunities that are available. As a matter of background, from 1996 to our peak in 2001, Medallion grew from $100 million in assets under management to almost $750 million. Unfortunately, this growth pace caused us to outgrow our traditional bank funding sources and resulted in a readjustment of how the Company will fund its future growth. Now with our new credit facility and with the submission of our bank application, I believe that we have the ability to take advantage of the opportunities that exist in our markets.

The **Medallion Financial** management team

Michael Kowalsky
*Executive Vice President*





Brian O'Leary
*Chief Operating Officer and Chief Credit Officer*



Larry D. Hall
*Chief Accounting Officer and Assistant Treasurer*



James E. Jack
*Chief Financial Officer and Executive Vice President*



Marie Russo
*Senior Vice President and Secretary*



Michael Leible
*President, Medallion Media Inc..*

**Can you tell us more about the Merrill Lynch credit facility?**

*James Jack* – Closing the $250 million Merrill Lynch credit facility was a major accomplishment for the Company. In a tight credit market, we were able to complete a sizable financing at better pricing than our previous syndicated facility. The new Merrill Lynch facility is being used to finance our taxi medallion-lending portfolio and its competitive terms will allow us to vigorously compete in all of the markets in which we do business.

**During 2002 many financial institutions experienced problems with their loan portfolios. How is your loan portfolio performing in light of the current economic environment?**

*Brian O'Leary* – Uncompromising loan quality remains a trademark of Medallion Financial. We like to say that we make two types of loans at Medallion: secure and very secure. Despite the recent period of economic uncertainty, our portfolios have proven to be remarkably recession resistant. In fact, the competitive terms of our Merrill Lynch credit facility relative to the terms of traditional syndicated bank debt are a testament to our medallion loan portfolio credit history and quality.

**Medallion loans continue to be a major segment of your loan portfolio, do you have a feel for medallion prices in the upcoming year?**

*Michael Kowalsky* – During 2002 medallion prices for a New York City corporate medallion rose 16 percent, from $216,000 to $250,000. We see a continuation in the rise of medallion prices during 2003 due to a number of factors. First, as a result of the increase in unemployment rates over the last eighteen months there has been an expansion in the available driver pool. This has resulted in an increased demand for taxicab medallions in most of our markets. Second, interest rates are at historic lows, making it less expensive and easier to finance the purchase of a medallion.

**Previously you have mentioned that Medallion Taxi Media has tremendous value, what are the embedded values in this business?**

*Michael Leible* – Our belief in this value is based on the fact that less than 10 percent of the taxicabs in the United States carry illuminated advertising displays. Therefore, although the advertising climate during 2002 was deflated, as advertising dollars return to the market, robust growth potential and significant value will exist in 2003 and beyond.

**Who are some of your largest shareholders?**

*Larry Hall* – As our public documents show, the Company has a fairly diverse group of shareholders. Our ownership is comprised of a good balance of retail and institutional investors. On the institutional side, as of 2002 year end, well known investment firms such as Capital Guardian, Wellington Management, State Street Research and Waddell Reed have ownership of our stock. But, what we are most proud of is the fact that our largest single shareholder group continues to be our management team. We have put our own interests directly in line with our shareholders and we believe that this alignment of interests makes for a mutually beneficial relationship.

**What are the Company's growth prospects for 2003 and 2004?**

*Alvin Murstein* – We are extremely positive about our future prospects. With our new Merrill Lynch credit facility and our application for an industrial loan bank, the Company has the dynamics in place to continue to grow as Medallion has in the past. As we like to say, "In niches there are riches." Our job is to keep focused on the markets that we serve, expand our presence where appropriate, and increase profitability and shareholder value.








a prominent role



Medallion Taxi Lending...

# High performance, minimal principal losses.

**Medallion Taxi Lending** For years Medallion Financial Corp. (Medallion) has been recognized as one of the preeminent companies involved in the financing of taxicab medallions. These medallions are the licenses required to operate taxis in the major cities that we conduct business. These cities include New York, Boston, Chicago, Newark, Philadelphia, and Baltimore. Additionally, Medallion plays a prominent role in the financing of the facilities and equipment for the management and maintenance of taxicab fleets. In 2003, we will also continue to evaluate the viability of other taxi markets, such as Atlanta and an increase in our level of activity in the South Florida region. Increased activity levels occur only if we determine that these markets have the characteristics that meet our strict underwriting guidelines.

For much of 2002, the growth of our taxi lending portfolio was sluggish due to the lack of a cost efficient credit facility. However, with the closing of our new Merrill Lynch credit facility in September, the medallion portfolio expanded 4 percent during the fourth quarter. Despite the year's ups and downs, banks remained interested in participating in our medallion loans because of the strong quality of the collateral underlying each of our loans. At year-end, Medallion loan assets under management were approximately $292 million.

During 2002, Medallion's subsidiary, Freshstart Venture Capital Corp., (Freshstart) more than doubled its medallion and commercial portfolios from $25 million to $52 million. Commercial loans that reside in Freshstart include such things as equipping garage and maintenance facilities for taxi fleets. Freshstart has continued to add new banks to its pool of participating lenders which also allows it to expand its managed asset pool. In addition, because of this loan volume Freshstart, as a licensee of the U.S. Small Business Administration, was able to draw down $25.3 million in long term financing that was provided under a $36 million commitment from the SBA.

Due to the limited supply, and the strong demand for their ownership, taxi medallions still remain one of the most attractive long-term investments in the United States. In New York City, medallion values rose 16 percent during 2002, from $216,000 at the start of the year to about $250,000 by year's end. In addition, medallion values in other cities such as Boston and Chicago were steady or slightly higher. Compared with New York's rise in medallion value, the Dow Jones Industrial Average dropped 16 percent in 2002. Over the years since 1937, the Dow is up an average 8 percent per year, and medallion prices have increased twice as much, an average 15 percent per year.

Most importantly, the increasing value of taxi medallions and our prudent underwriting standards have historically resulted in extremely low default rates and have contributed to deminimis losses on the more than $900 million in loans we have made over the years.




## Commercial Loans

# opportunities abound

## Commercial Loans...

# Highly motivated owners, tangible collateral.

**Commercial Loans** Medallion's commercial loans, representing 39 percent of our loan portfolio, are managed in four distinct business units, all subsidiaries of Medallion Financial:

**Medallion Funding,** (Funding) originally entered the commercial lending market during the 1980s as a way of diversifying its portfolio and selectively increasing loan yields. Initially, Medallion Funding's involvement in this market consisted of commercial finance loans which were made to coin-operated laundries, dry cleaners, restaurants and other small business ventures. Similar to taxi medallion lending, this specialized market involves highly motivated owner/operators with collateral in the form of equipment and other tangible assets. During 2002, our commercial finance portfolio declined to $36 million, as the company sought to selectively decrease its exposure in this sector. While the effects of the weak economy have impacted this lending market, we will seek to expand this portfolio as opportunities arise that meet our credit standards.

**Medallion Business Credit, LLC,** (MBC) was formed in September 1998 as a subsidiary of Medallion Financial to provide asset-based loans to commercial businesses located in the New York metropolitan area, Pennsylvania and Florida. This subsidiary has seen its loan portfolio grow from zero in 1998 to $43 million at year-end 2002. MBC serves a diverse customer base that includes manufacturers, distributors, finance companies and food processors. Because these are largely basic commodity industries with reliable collateral, they have performed very well during the recent economic downturn. For the year ended December 31, 2002, MBC experienced very minor credit losses (32 basis points) and no delinquencies at year-end.

As competitor banks continue to struggle with their own loan portfolio issues, Medallion Business Credit finds itself uniquely positioned to fill a critical void in the marketplace. The company's loans range from $250,000 to $3.5 million and are secured primarily by a borrower's accounts receivable and inventory, and in some cases machinery and equipment. The company anticipates growth in this portfolio to reach $55-60 million within the next two years.

**Business Lenders, LLC** (Business Lenders), is an SBA Section 7(a) lender acquired by Medallion Financial in 1997. Section 7(a) loans are guaranteed against losses by the U.S. government up to 85% of the amount of the loan, to a maximum of $1.0 million. A liquid secondary market exists for the sale and servicing of the SBA guaranteed portions of these loans.

Business Lenders maintains its "Preferred Lender" (PLP) status in 9 geographic districts across the country, and thus the authority to approve loans on behalf of the SBA in these districts. This authority results in a much faster loan decision process, enabling the company to enjoy a competitive service advantage with its potential customers. While its business is concentrated in the Northeast, Business Lenders can make loans anywhere in the United States and has closed loans in 42 states.

Business Lenders is increasingly working with franchisers and franchisees in the Blimpie, Mail Boxes Etc., Quiznos, and other franchise networks. This is contributing to the strength of our business, and we expect it to help us grow in 2003 and beyond. Other typical kinds of businesses Business Lenders works with, often in partnership with banks or other lenders, include hotels, motels, bed & breakfasts, restaurants, laundries, distributorships, medical practices, car washes, and gas stations.

**Medallion Capital, Inc.** (MCI), a nationwide SBIC lender we acquired in 1998, uses a unique "venture lending" strategy to make SBA loans to small and medium-sized manufacturers, food services companies, retailers, airport service providers and other businesses.

Medallion Capital's loans are a form of mezzanine debt secured by customer assets with the enhanced collateral in the form of equity securities, secondary secured positions or subordinated liens on assets. In addition to interest income, warrants or other types of equity participations are often included as additional consideration to interest charges.

The conservative lending practices of many banks and financial institutions has created opportunities for Medallion Capital, which ended the year with a investment portfolio of $41 million, including $7 million in new loans. These loans or "investments" typically range from $1 to $5 million and are structured as 5 to 7 year secured loans.

Due to the volatile banking environment, Medallion Capital looks forward to continued growth in 2003.

Since we entered the commercial lending business in the 80s, our lending units have developed a substantial portfolio while keeping credit quality at a high level. Medallion will continue to meet the needs of the middle market commercial borrower. We believe new niche industries with similar characteristics will provide additional loan growth opportunities.




## Taxi Top Advertising

# everywhere, all the time

## Taxi Top Advertising...

# Focused on Revenue Growth

**Taxi Top Advertising** Started in 1994 to take Medallion into a promising and untapped market, Medallion Taxi Media, Inc. (Media) sells illuminated advertising space mounted on the roofs and, where allowed, other portions of taxicabs. Our subsidiary is the dominant provider of taxi-top advertising in New York City and has expanded aggressively into 33 metropolitan markets.

Media "acquires" rooftop space, and attaches it with an illuminated advertising display, under long-term lease arrangements with taxicab associations, fleet owners, and individual owner operators. Because the display remains the property of Medallion Taxi Media, the company is responsible for the maintenance and repair of the top, as well as changing the advertising copy.

While experiencing the effects of a depressed advertising climate that effected all outdoor advertisers during 2002, going forward into 2003 Medallion Taxi Media will be singularly focused on significant revenue growth. We base this confidence on the increased demand for advertising space that occurred at year-end and the addition of numerous new advertisers during the year. During 2002 there were 27 new advertisers, including AT&T Wireless, American Airlines, Sony, Delta Airlines, and Warner Brothers Television, joining long-time advertisers such as Old Navy and Citibank. Fashion, airlines, wireless, media, confectioneries, retailers, and leading Broadway shows are some of our main advertiser categories.

During the year, Medallion Taxi Media also participated with the New York City Taxi and Limousine Commission in an innovative holiday advertising campaign for Old Navy that involved placing bright red Performance Fleece fabric with the Old Navy logo on passenger seats of 400 cabs. Other innovations promoted by Medallion Taxi Media were holographic taxi tops and 3-D taxi tops. We also see great potential in the year ahead for wrapped taxis in many of the company's United States markets. In fact, in San Francisco and Los Angeles we were the first to wrap taxis for T-Mobile.

Medallion Taxi Media's 2001 acquisition of Japan's largest taxi advertising company continues to show promise. We have taxi-tops in a number of major Japanese cities and the Company is actively seeking regulatory approval for its tops in Tokyo. Media is preparing a prototype top to present to the Tokyo regulators in our ongoing effort to persuade the governing body of the value of topping that city's 55,000 taxis, the world's largest taxi fleet.



## Selected Financial Data

| *Year ended December 31, Dollars in thousands* | **2002** | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| **Statement of operations** | | | | | |
| **Investment income** | **$ 33,875** | $ 42,101 | $ 55,610 | $ 44,076 | $ 37,854 |
| Interest expense | **20,107** | 25,485 | 28,943 | 20,988 | 16,967 |
| **Net interest income** | **13,768** | 16,616 | 26,667 | 23,088 | 20,887 |
| Noninterest income | **6,121** | 3,592 | 6,288 | 5,983 | 4,701 |
| Operating expenses | **27,830** | 17,752 | 23,449 | 18,000 | 14,202 |
| **Net investment income (loss)** (1) | **(7,941)** | 2,456 | 9,506 | 11,071 | 11,386 |
| Net realized gains (losses) on investments | **(6,335)** | (3,015) | (3,884) | 22,545 | 1,291 |
| Net changes in unrealized appreciation (depreciation) on investments (2) | **1,749** | (3,515) | 1,737 | (12,473) | 3,782 |
| Income tax provision (benefit) | **85** | (16) | (182) | 49 | (152) |
| **Net increase (decrease) in net assets resulting from operations** (3) | **$ (12,612)** | $ (4,058) | $ 7,541 | $ 21,094 | $ 16,611 |
| **Per share data** | | | | | |
| Net investment income (loss) (1) | **$ (0.44)** | $ 0.13 | $ 0.67 | $ 0.75 | $ 0.77 |
| Realized gain (loss) on investments | **(0.35)** | (0.17) | (0.27) | 1.55 | 0.09 |
| Net unrealized appreciation (depreciation) on investments | **0.10** | (0.20) | 0.12 | (0.86) | 0.26 |
| Net increase (decrease) in net assets resulting from operations (3) | **$ (0.69)** | $ (0.24) | $ 0.52 | $ 1.44 | $ 1.12 |
| Dividends declared per share | **0.03** | 0.38 | 1.19 | 1.27 | 1.16 |
| **Weighted average common shares outstanding** | | | | | |
| Basic | **18,242,728** | 16,582,179 | 14,536,942 | 14,515,660 | 14,461,276 |
| Diluted | **18,242,728** | 16,582,179 | 14,576,183 | 14,620,437 | 14,591,045 |
| **Balance sheet data** | | | | | |
| Net investments | **$356,246** | $455,595 | $514,154 | $489,567 | $408,208 |
| Total assets | **425,288** | 507,756 | 560,715 | 533,924 | 448,037 |
| Total managed assets | **647,557** | 737,000 | 720,000 | 650,000 | 480,000 |
| Total borrowed funds | **250,767** | 321,845 | 396,126 | 357,204 | 279,042 |
| Total liabilities | **263,423** | 332,732 | 412,982 | 376,263 | 292,490 |
| Total shareholders' equity | **161,865** | 175,024 | 147,733 | 157,310 | 154,474 |

## Selected Financial Data

| *Year ended December 31, Dollars in thousands* | **2002** | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| **Selected financial ratios and other data** | | | | | |
| **Return on average assets (ROA)** [4] | | | | | |
| Net investment income (loss) | **(1.71%)** | 0.46% | 1.73% | 2.25% | 2.81% |
| Net decrease in net assets resulting from operations | **(2.72)** | (0.75) | 1.38 | 4.30 | 4.10 |
| **Return on average equity (ROE)** [5] | | | | | |
| Net investment income (loss) | **(4.71)** | 1.48 | 6.23 | 7.10 | 7.38 |
| Net decrease in net assets resulting from operations | **(7.47)** | (2.44) | 4.94 | 13.53 | 10.77 |
| Weighted average yields | **8.21%** | 8.70% | 10.82% | 9.91% | 9.92% |
| Weighted average cost of funds | **4.87** | 5.27 | 5.66 | 7.12 | 6.49 |
| Net interest margin [6] | **3.34** | 3.43 | 5.16 | 2.79 | 3.43 |
| Noninterest income ratio [7] | **1.50** | 0.75 | 0.66 | 0.46 | 0.41 |
| Operating expense ratio [8] | **6.84** | 3.71 | 4.09 | 3.27 | 3.06 |
| **As a percentage of total investment portfolio** | | | | | |
| Medallion loans | **59%** | 55% | 58% | 66% | 70% [9] |
| Commercial loans | **39** | 44 | 42 | 34 | 27 [9] |
| Equity investments | **2** | 1 | 0 | 0 | 3 |
| Investments to assets [10] | **84%** | 90% | 92% | 92% | 91% |
| Equity to assets [11] | **38** | 34 | 26 | 29 | 34 |
| Debt to equity [12] | **155** | 184 | 268 | 227 | 181 |

*(1) Excluding the $9,417,000 of costs of debt extinguishment in 2002, the $6,700,000 of charges related to Chicago Yellow, the excess servicing asset, the additional bank charges, and the writeoff of transaction costs in 2001, the $3,140,000 of acquisition-related and other non-recurring charges in 2000, and the $1,494,000 of acquisition-related and other non-recurring charges in 1998, net investment income would have been $1,476,000 or $0.08 per share, $9,156,000 or $0.55, $12,646,000 or $0.87, and $12,880,000 or $0.88 in 2002, 2001, 2000, and 1998, respectively.*

*(2) Change in unrealized appreciation (depreciation) on investments represents the increase (decrease) for the year in the fair value of the Company's investments, including the results of operations for Media.*

*(3) Excluding the costs and charges described in note (1) and the $2,050,000 tax reserve adjustment in Media in 2001, net increase (decrease) in net assets resulting from operations would have been ($3,174,000) or ($0.17) per share, $2,642,000 or $0.16, $10,681,000 or $0.73, and $18,104,000 or $1.24 in 2002, 2001, 2000, and 1998, respectively.*

*(4) ROA represents the net investment income (loss) or net decrease in net assets resulting from operations, for the period indicated, divided by average total assets. Excluding the costs and charges described in note (1), ROA's would have been 0.32%, 1.70%, 2.31% and 3.17% for 2002, 2001, 2000 and 1998, respectively.*

*(5) ROE represents the investment income (loss) or net decrease in net assets resulting from operations, for the period indicated, divided by average shareholders' equity. Excluding the costs and charges described in note (1), ROE's would have been (0.69%), 0.49%, 1.95% and 4.46% for 2002, 2001, 2000 and 1998 respectively.*

*(6) Net interest margin represents net interest income for the year divided by the average interest earning assets.*

*(7) Non interest income ratio represents noninterest income for the period indicated divided by the average interest earning asset. For 2001, Noninterest income ratio adjusted for the excess servicing asset of $2,050,000 was 3.39.*

*(8) Operating expense ratio represents operating expenses for the year divided by the average interest earning assets. Excluding the $9,417,000 of debt extinguishment in 2002, $550,000 in 2001, $3,140,000 in 2000, and $1,494,000 in 1998, to write off transaction, acquisition-related, and other non-recurring charges, the ratios would have been 4.52%, 3.60%, 3.51%, and 2.74%, respectively.*

*(9) Does not include financial information for FSVC.*

*(10) Represents net investments divided by total assets as of December 31.*

*(11) Represents total shareholders' equity divided by total assets as of December 31.*

*(12) Represents total debt (line of credit, notes payable to banks, senior secured notes, and SBA debentures) divided by total shareholders' equity as of December 31.*

## Management's Discussion and Analysis

The information contained in this section should be read in conjunction with Consolidated Financial Statements and Notes thereto for the years ended December 31, 2002, 2001, and 2000. In addition, this section contains forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions.

### Critical Accounting Policies

The Securities and Exchange Commission (SEC) has recently issued cautionary advice regarding disclosure about critical accounting policies. The SEC defines critical accounting policies as those that are both most important to the portrayal of a company's financial condition and results, and that require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about matters that are inherently uncertain and may change materially in subsequent periods. The preparation of the Company's consolidated financial statements requires estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Significant estimates made by the Company include valuation of loans, evaluation of the recoverability of accounts receivable and income tax assets, and the assessment of litigation and other contingencies. The Company's ability to collect accounts receivable and recover the value of its loans depends on a number of factors, including the financial conditions and its ability to enforce provisions of its contracts in the event of disputes, through litigation if necessary, in accordance with generally accepted accounting principles, to record net assets and liabilities at estimated realizable values. The matters that give rise to such provisions are inherently uncertain and may require complex and subjective judgments. Although the Company believes that estimates and assumptions used in determining the recorded amounts of net assets and liabilities at December 31, 2002, are reasonable, actual results could differ materially from the estimated amounts recorded in the Company's financial statements.

### General

Medallion Financial Corp. (the Company) is a specialty finance company that has a leading position in originating and servicing loans that finance taxicab medallions and various types of commercial businesses. Since 1996, the year in which we went public, we have increased our medallion loan portfolio at a compound annual growth rate of 8%, and our commercial loan portfolio at a compound annual growth rate of 15%. Our total assets under our management, which includes assets serviced for third party investors, were approximately $647,557,000, as of December 31, 2002, and have grown from $215,000,000 at the end of 1996, a compound annual growth rate of 20%.

The Company's loan related earnings depend primarily on its level of net interest income. Net interest income is the difference between the total yield on the Company's loan portfolio and the average cost of funds. The Company funds its operations through a wide variety of interest-bearing sources, such as revolving bank facilities, bank term debt, debentures issued to and guaranteed by the SBA, and senior secured notes. Net interest income fluctuates with changes in the yield on the Company's loan portfolio and changes in the cost of funds, as well as changes in the amount of interest-bearing assets and interest-bearing liabilities held by the Company. Net interest income is also affected by economic, regulatory, and competitive factors that influence interest rates, loan demand, and the availability of funding to finance the Company's lending activities. The Company, like other financial institutions, is subject to interest rate risk to the degree that its interest-earning assets reprice on a different basis than its interest-bearing liabilities.

The Company also invests in small businesses in selected industries through its subsidiary MCI. MCI's investments are typically in the form of secured debt instruments with fixed interest rates accompanied by warrants to purchase an equity interest for a nominal exercise price (such warrants are included in Equity Investments on the consolidated balance sheets). Interest income is earned on the debt investment.

Realized gains or losses on investments are recognized when the investments are sold or written-off. The realized gains or losses represent the difference between the proceeds received from the disposition of portfolio assets, if any, and the cost of such portfolio assets. In addition, changes in unrealized appreciation or depreciation of investments are recorded and represent the net change in the estimated fair values of the portfolio assets at the end of the period as compared with their estimated fair values at the beginning of the period. Generally, realized gains (losses) on investments and changes in unrealized appreciation (depreciation) on investments are inversely related. When an appreciated asset is sold to realize a gain, a decrease in the previously recorded unrealized appreciation occurs. Conversely, when a loss previously recorded as an unrealized loss is realized by the sale or other disposition of a depreciated portfolio asset, the reclassification of the loss from unrealized to realized causes an increase in net unrealized appreciation and an increase in realized loss.

The Company's investment in Media as a wholly-owned portfolio investment company is also subject to quarterly assessment of fair value. The Company uses Media's actual results of operations as the best estimate of changes in fair value, and records the result as a component of unrealized appreciation (depreciation) on investments.

#### *Economic Conditions in New York City in 2001*

The terrorist attacks on New York City on September 11, 2001, created a tremendous amount of actual and collateral damage to the City, and to the people and businesses that live, work, and operate there. The slowdown in traffic, tourism, and other personal concerns resulted in initial operating

## Management's Discussion and Analysis

problems for certain of our medallion individual and fleet customers. It also affected some of our commercial borrowers. The taxi top advertising business, many of whose ads are from Broadway shows, suffered short-term contract cancellations from these and other customers, which had a gross revenue impact of approximately $934,000 during 2001.

The attacks also further exacerbated the recessionary trends, which had become more apparent as 2001 unfolded. The effects of a general economic slowdown impacted the Company as evidenced by increased delinquencies and nonperforming loans, increased prepayment activity as borrowers sought lower rate financing with the Company or other lenders, stresses on medallion and other collateral values, primarily in Chicago, and by reduced levels of advertising in Media.

As a result of the above, the Company reassessed the loss potential on the loan portfolio, servicing asset, and other receivables which resulted in charges of $11,300,000 in the 2001 third quarter to provide reserves against or write down the values of those assets which were impacted by the attacks and the recession in the economy.

### *Trends in Investment Portfolio*

The Company's investment income is driven by the principal amount of and yields on its investment portfolio. To identify trends in the yields, the portfolio is grouped by medallion loans, commercial loans, and equity investments. The following table illustrates the Company's investments at fair value and the weighted average portfolio yields at the dates indicated:

| | **December 31, 2002** | | *December 31, 2001* | | *December 31, 2000* | |
|---|---|---|---|---|---|---|
| *(Dollars in thousands)* | ***Interest Rate[1]*** | ***Principal Balance*** | *Interest Rate[1]* | *Principal Balance* | *Interest Rate[1]* | *Principal Balance* |
| **Medallion loans** | | | | | | |
| New York | **7.41%** | **$174,682** | 8.48% | $205,598 | 8.69% | $228,457 |
| Chicago | **7.52** | **13,571** | 9.86 | 20,910 | 10.47 | 32,621 |
| Boston | **10.60** | **9,741** | 11.41 | 13,170 | 11.21 | 17,279 |
| Newark | **10.17** | **7,665** | 10.33 | 6,208 | 11.59 | 11,092 |
| Cambridge | **9.69** | **2,151** | 11.66 | 1,718 | 10.58 | 929 |
| Other | **10.55** | **3,548** | 11.30 | 6,548 | 11.16 | 8,231 |
| **Total medallion loans** | **7.74** | **211,358** | 8.88 | 254,152 | 9.22 | 298,609 |
| Deferred loan acquisition costs | | **309** | | 541 | | 695 |
| Unrealized depreciation on loans | | **(1,191)** | | (2,019) | | 0 |
| **Net medallion loans** | | **$210,476** | | $252,674 | | $299,304 |
| **Commercial loans** | | | | | | |
| Asset based | **9.92%** | **$ 42,525** | 9.20% | $ 53,955 | 12.98% | $ 43,120 |
| Secured mezzanine | **12.87** | **33,361** | 12.77 | 36,313 | 13.51 | 26,464 |
| SBA Section 7(a) | **7.38** | **32,665** | 7.90 | 56,702 | 11.50 | 66,058 |
| Other secured commercial | **9.20** | **36,013** | 10.38 | 60,773 | 12.49 | 82,960 |
| **Total commercial loans** | **9.85** | **144,564** | 9.81 | 207,743 | 12.41 | 218,602 |
| Deferred loan acquisition costs | | **1,140** | | 1,608 | | 1,107 |
| Discount on SBA section 7(a) loans sold | | **(1,537)** | | (2,415) | | |
| Unrealized depreciation on loans | | **(5,806)** | | (7,607) | | (6,988) |
| **Commercial loans, net** | | **$138,361** | | $199,329 | | $212,721 |
| **Equity investments** | **0.0%** | **$1,370** | 0.00% | $1,467 | 0.00% | $2,552 |
| Unrealized appreciation (depreciation) on equities | | **6,039** | | 2,125 | | (423) |
| **Equity investments, net** | | **$7,409** | | $3,592 | | $2,129 |
| **Net investments at cost** | **8.60%** | **$357,292** | 9.30% | $463,362 | 10.56% | $519,763 |
| Deferred loan acquisition costs | | **1,449** | | 2,149 | | 1,802 |
| Unrealized appreciation (depreciation) on equities | | **6,039** | | 2,125 | | (422) |
| Discount on SBA section 7(a) loans sold | | **(1,537)** | | (2,415) | | |
| Unrealized depreciation on loans | | **(6,997)** | | (9,626) | | (6,988) |
| **Net investments** | | **$356,246** | | $455,595 | | $514,154 |

*(1) Represents the weighted average interest rate of the respective portfolio as of the date indicated.*

## Management's Discussion and Analysis

### Portfolio Summary

#### *Total Portfolio Yield*

The weighted average yield of the total portfolio at December 31, 2002 was 8.60%, which is a decrease of 70 basis points from 9.30% at December 31, 2001. The total weighted average portfolio yield decreased 126 basis points to 9.30% at December 31, 2001 from 10.56% at December 31, 2000. The decreases primarily reflected the reductions in the general level of interest rates in the economy, demonstrated by the reduction in the prime rate from 9.5% to 4.75% during the course of 2001 with a further reduction to 4.25% by year end 2002. The general rate decrease is partially mitigated by the sizable number of fixed-rate medallion loans which reprice at longer intervals, and the generally high yields including some at fixed rates, on the commercial portfolio. The Company expects to try to continue increasing both the percentage of commercial loans in the total portfolio and the origination of floating and adjustable-rate loans and non-New York medallion loans.

#### *Medallion Loan Portfolio*

The Company's loans comprised 59% of the total portfolio of $356,246,000 at December 31, 2002, compared to 55% of the total portfolio of $455,595,000 at December 31, 2001 and 58% of the total portfolio of $514,154,000 at December 31, 2000. The medallion loan portfolio decreased by $42,199,000 or 17% in 2002, reflecting reduction in most markets, particularly in New York, and the reclassification of certain Chicago loans to owned medallions. The Company declined to renew more marginable credits, slowed origination activity, and continued efforts to participate loans to third party lenders, for the purpose of conserving cash resources for debt service. The Company retains a portion of these participating loans and earns a fee for servicing the loans for the third parties. Total medallion loans serviced for third parties were $81,856,000 at December 31, 2002.

The weighted average yield of the medallion loan portfolio at December 31, 2002 was 7.74%, a decrease of 114 basis points from 8.88% at December 31, 2001, which was down 34 basis points from 9.22% at December 31, 2000. The decrease in yield at December 31, 2002 primarily reflected the generally lower level of interest rates in the economy. At December 31, 2002, 17% (20% of the owned Chicago medallions are included) of the medallion loan portfolio represented loans outside New York compared to 19% and 24% at year-end 2001 and 2000, respectively. Medallion continues to focus its efforts on originating higher yielding medallion loans outside the New York market.

#### *Collateral Appreciation Participation Loans*

During the 2000 first half, the Company originated collateral appreciation participation loans collateralized by 500 Chicago taxi medallions of $29,800,000, of which $20,850,000 was syndicated to other financial institutions. In consideration for modifications from its normal taxi medallion lending terms, the Company offered loans at higher loan-to-value ratios, and is entitled to earn additional interest income based upon any increase in the value of all $29,800,000 of the collateral. During 2002, $0 additional interest income was recorded, compared to a decrease of $3,100,000 for 2001, which was reflected in investment income on the consolidated statements of operations and in accrued interest receivable on the consolidated balance sheets. During 2002, 400 of the medallions were returned to the Company in lieu of repayment of the loans. As a result, $8,000,000 of these loans was carried in other assets, and $950,000 was carried in medallion loans, in total representing 2% of the Company's assets. In addition, the borrower had not paid interest due of $1,265,000. Subsequently, the Company reached agreement to sell 300 of the 400 medallions to a new borrower at book value, upon the transfer of the ownership of the medallion licenses by the City of Chicago, and 22 medallions for $1,340,000 were reclassified back to medallion loans at year end, reflecting the transfers to date. The Company also has been in discussions with a buyer for the 100 remaining returned medallions, and reached agreement on a term payout of the interest due with the original borrower, which is carried on nonaccrual, although payments continue to be made. As a regulated investment company, the Company is required to mark-to-market these investments on a quarterly basis, just as it does on all of its other investments. The Company believes that it has adequately calculated the fair market value of these investments in each accounting period, by relying upon information such as recent and historical medallion sale prices. The remaining loans for 100 medallions are due in June 2005, but may be prepaid at the borrowers option beginning in December 2002. The borrower has indicated its interest in refinancing the transaction and the Company expects to complete the refinance of the loans during the 2003 first quarter, including the syndicated portion, at the rate and terms prevailing at that time. However, there can be no assurances that such refinancing will occur.

#### *Commercial Loan Portfolio*

Since 1997, and until 2002, the Company has shifted the total portfolio mix toward a higher percentage of commercial loans, which historically have had higher yields than its medallion loans, and represent 41% of the total investment portfolio as of December 31, 2002. Commercial loans declined by $60,968,000 or 31% during 2002 reflecting decreases in all business lines, particularly in SBA Section 7(a) and asset-based lending businesses, reflecting the slowdown in originations due to liquidity constraints, and the sales of certain assets.

The weighted average yield of the commercial loan portfolio at December 31, 2002 was 9.85%, an increase of 14 basis points from 9.81% at December 31, 2001, which was down 260 basis points from 12.41% at December 31, 2000. The increase in 2002 primarily reflected the payoff or sale of lower-yielding Section 7(a) and asset-based loans to both improve liquidity and enhance the portfolio yield. The decrease in 2001 primarily reflected sensitivity of the yield to movements in the prime rate, which fell 475 basis points during 2001 and 50 basis points in 2002, after rising for much of 2000. The Company continues to originate adjustable-rate and floating-rate loans tied to the prime rate to help mitigate its interest rate risk in a rising interest rate environment. At December 31, 2002, floating-

rate loans represented approximately 62% of the commercial portfolio compared to 68% and 69% at December 31, 2001 and 2000. Although this strategy initially produces a lower yield, we believe that this strategy mitigates interest rate risk by better matching our earning assets to their adjustable-rate funding sources.

### *Equity Investments*

Equity investments were 2.1%, 0.8%, and 0.4% of the Company's total portfolio at December 31, 2002, 2001, and 2000. Equity investments are comprised of common stock and warrants, primarily in MCI. The increase in equities over the last two years is primarily a result of the unrealized appreciation recorded on a publicly traded investment.

### *Investment in and loans to Media*

The investments and loans to Media represent the Company's investment in its taxicab advertising business, including contributed capital, the Company's share of accumulated losses, and intercompany loans provided to Media for operating capital.

### *Trend in Interest Expense*

The Company's interest expense is driven by the interest rate payable on its short-term credit facilities with banks, other short-term notes payable, and fixed-rate, long-term debentures issued to the SBA. As a result of amendments to the credit facilities and senior secured notes, the Company's cost of funds increased during the first nine months of 2002, and will decrease thereafter as long as the Company meets the terms and conditions of the amendments. As noted below, the amendments entered into during 2002 to the Company's bank loans and senior secured notes involved changes, and in some cases increases, to the interest rates payable thereunder. In addition, during events of default, the interest rate on the loans is increased by 2 percentage points. See the table at right for the average cost of funds. The September 13, 2002 amendments repriced the bank loans to 5.25% for the Company and 4.75% for MFC, and repriced MFC's senior secured notes to 8.85%. In addition to the interest rate charges, $14,521,000 has been incurred through December 31, 2002 for attorneys and other professional advisors, most working on behalf of the lenders, and for prepayment penalties and default interest charges, of which $9,417,000 was expensed as part of costs of debt extinguishment in 2002, $1,754,000 was expensed as part of interest expense, and $173,000 was expensed as part of professional fees. The balance of $3,156,000, which relates solely to the Trust's new line of credit with Merrill Lynch, will be charged to interest expense over the remaining term of the line of credit.

During the 2002 third quarter, the Trust closed a $250,000,000 line of credit with Merrill Lynch for lending on medallion loans, which was priced at LIBOR plus 1.50%, excluding fees and other costs. All of the draws on this line were paid to MFC for medallion loans purchased, and were used by MFC to repay higher priced debt with the banks and noteholders.

The Company's cost of funds is primarily driven by the rates paid on its various debt instruments and their relative mix, and changes in the levels of average borrowings outstanding. See Note 6 to the consolidated financial statements for details on the terms of all debt outstanding. The Company's debentures issued to the SBA typically have terms of ten years.

The Company measures its borrowing costs as its aggregate interest expense for all of its interest-bearing liabilities divided by the average amount of such liabilities outstanding during the period. The following table shows the average borrowings and related borrowing costs for 2002, 2001, and 2000. Average balances have declined since the 2001 second quarter, primarily reflecting the initial use of the equity proceeds raised during 2001 for debt reductions, the sale or participations of loans to other financial institutions, the reductions in the level of loan originations, and the usage of operating cash flow to raise capital for debt reductions and other corporate purposes. The decline in borrowing costs reflected the trend of declining interest rates in the economy, partially offset by the switch from lower cost commercial paper to higher cost bank debt and related renewal expenses, and additional long-term SBA debt also at higher rates.

| | *Interest Expense* | *Average Balance* | *Average of Cost of Funds* |
|---|---|---|---|
| **December 31, 2002** | | | |
| Notes payable to banks | **$11,013,966** | **$166,559,000** | **6.61%** |
| SBA debentures | **3,888,058** | **56,176,000** | **6.92** |
| Senior secured notes | **2,675,831** | **26,510,000** | **10.09** |
| Revolving line of credit | **2,529,027** | **32,462,000** | **7.80** |
| **Total** | **$20,106,882** | **$281,707,000** | **7.14** |
| **December 31, 2001** | | | |
| Notes payable to banks | $19,626,805 | $283,963,000 | 6.91% |
| Senior secured notes | 3,336,396 | 45,000,000 | 7.41 |
| SBA debentures | 2,322,702 | 30,815,000 | 7.54 |
| Commercial paper | 199,351 | 2,550,000 | 7.82 |
| **Total** | $25,485,254 | $362,328,000 | 7.03 |
| **December 31, 2000** | | | |
| Notes payable to banks | $14,034,234 | $180,712,000 | 7.77% |
| Commercial paper | 9,827,886 | 135,564,000 | 7.25 |
| Senior secured notes | 3,287,459 | 45,000,000 | 7.31 |
| SBA debentures | 1,794,081 | 22,770,000 | 7.88 |
| **Total** | $28,943,660 | $384,046,000 | 7.54 |

The Company will continue to seek SBA funding to the extent it offers attractive rates. SBA financing subjects its recipients to limits on the amount of secured bank debt they may incur. The Company uses SBA funding to fund loans that qualify under the Small Business Investment Act of 1958 (SBIC) and SBA regulations. The Company believes that its transition to financing operations primarily with short-term LIBOR-based secured bank debt has generally decreased its interest expense, but has also increased the Company's exposure to the risk of increases in market interest rates, which the Company mitigates with certain hedging strategies. At December 31, 2002 and 2001, short-term LIBOR-based debt, including commercial paper, constituted 72% of total debt.

### *Taxicab Advertising*

In addition to its finance business, the Company also conducts a taxicab rooftop advertising business through Media, which began operations in November 1994. Media's revenue is affected by the number of taxicab

## Management's Discussion and Analysis

rooftop advertising displays currently showing advertisements, and the rate charged customers for those displays. At December 31, 2002, Media had approximately 9,600 installed displays in the United States. The Company expects that Media will continue to expand its operations by entering new markets on its own or through acquisition of existing taxicab rooftop advertising companies. Although Media is a wholly-owned subsidiary of the Company, its results of operations are not consolidated with the Company's operations because Securities and Exchange Commission regulations prohibit the consolidation of non-investment companies with investment companies.

During 2002 and 2001, Media's operations were constrained by a very difficult advertising environment compounded by the rapid expansions of tops inventory that occurred during 1999 and 2000. Media began to recognize losses as growth in operating expenses exceeded growth in revenue. Also, a substantial portion of Media's revenues in 2001 arose from the realization of amounts that had been paid for and deferred from prior periods. Media is actively pursuing new sales opportunities, including expansion and upgrading of the sales force, and has taken steps to reduce operating expenses, including renegotiation of fleet payments for advertising rights to better align ongoing revenues and expenses, and to maximize cash flow from operations. Media's growth prospects are currently constrained by the operating environment and distressed advertising market that resulted from the September 11, 2001 terrorist attacks and a general economic downturn. Media has developed an operating plan to fund only necessary operations out of available cash flow and to escalate its sales activities to generate new revenues. Although there can be no assurances, Media and the Company believe that this plan will enable Media to weather this downturn in the advertising cycle and maintain operations at existing levels until such times as business returns to historical levels.

Also included in 2001 was a $1,350,000 tax provision to establish a valuation allowance against the future realization of a deferred tax asset that was recorded in prior periods relating to actual tax payments made for taxable revenue that had not been recorded for financial reporting purposes, of which $656,000 was reversed in 2002 as a result of changes in the tax laws. During 2001, primarily as a result of expansion into numerous cities and the lag associated with selling those taxi tops, Media began to incur losses for both financial reporting and tax purposes, indicating that this deferred tax asset now represented a receivable or refund from the tax authorities for those taxes previously paid. However, due to statutory limitations in 2001 on Media's ability to carry these tax losses back more than two years, and the uncertainties concerning the level of Media's taxable income in the future, Media determined to reserve against the receivable. In March 2002, Congress passed and the President signed an economic stimulus bill that among its provisions included a carryback provision for five years. As a result, Media carried back an additional $656,000 in the 2002 first quarter and retains a net operating loss carryforward of $6,056,000.

The reduction in accounts payable and accrued expenses primarily reflected adjustments made during the 2002 second quarter to obligations owed to certain taxi fleet operators which resulted from Media's efforts to continue reducing fleet costs so that they were more in line with the reduced levels of revenue. The increase in amounts due to parent, primarily reflected charges for salaries and benefits and corporate overhead paid by the parent on Media's behalf.

In July 2001, Media acquired certain assets and assumed certain liabilities of MMJ, a taxi advertising operation similar to those operated by Media in the U.S., which has advertising rights on approximately 6,200 cabs servicing various cities in Japan. The terms of the agreement provide for an earn-out payment to the sellers based on average net income over the next three years. MMJ accounted for approximately 11% of Media's consolidated revenue during 2002, compared to 8% during 2001.

#### *Factors Affecting Net Assets*

Factors that affect the Company's net assets include net realized gain or loss on investments and change in net unrealized appreciation or depreciation of investments. Net realized gain or loss on investments is the difference between the proceeds derived upon sale or foreclosure of a loan or an equity investment and the cost basis of such loan or equity investment. Change in net unrealized appreciation or depreciation of investments is the amount, if any, by which the Company's estimate of the fair value of its investment portfolio is above or below the previously established fair value or the cost basis of the portfolio. Under the 1940 Act and the SBIA, the Company's loan portfolio and other investments must be recorded at fair value.

Unlike certain lending institutions, the Company is not permitted to establish reserves for loan losses, but adjusts quarterly the valuation of our loan portfolio to reflect the Company's estimate of the current value of the total loan portfolio. Since no ready market exists for the Company's loans, fair value is subject to the good faith determination of the Company. In determining such fair value, the Company and its Board of Directors takes into consideration factors such as the financial condition of its borrowers and the adequacy of its collateral. Any change in the fair value of portfolio loans or other investments as determined by the Company is reflected in net unrealized depreciation or appreciation of investments and affects net increase in net assets resulting from operations but has no impact on net investment income or distributable income.

### Consolidated Results of Operations For the Years Ended December 31, 2002 and 2001

Net decrease in net assets decreased as a result of operations by $12,612,000 or $0.69 per diluted common share in 2002, a decrease of $8,554,000 from a loss of $4,058,000 or $0.24 in 2001, primarily reflecting the costs of debt extinguishment, the impact of a reduced level of earning assets, and greater losses in Media, partially offset by improved portfolio valuations in the 2002 periods, and the valuation assessments made in light of the

## Management's Discussion and Analysis

September 11, 2001 terrorist attacks and a general economic downturn in 2001, as further described below.

Included in the results for 2002 were costs related to the debt extinguishment efforts of the Company including prepayment penalties, default interest charges, loan fees, legal fees, and consultant costs of $9,417,000. Included in the results for 2001 were charges of $11,500,000 primarily relating to valuation assessments the Company made in regards to the future realizability of asset values in light of the September 11, 2001 terrorist attacks and their impact on New York City and the Company's operations, compounded by the recessionary forces battering the economy, including the sharp reduction in interest rates and their effect on prepayment levels. The charges included $3,300,000 to increase unrealized depreciation to reflect the impact of the economic forces on delinquency trends, reduced payment levels, and collateral values; $3,100,000 to writedown the value of collateral appreciation participation loans to reflect recent transaction activity in Chicago medallions; $2,050,000 to reflect acceleration in the deterioration in the prepayment speeds on the Company's servicing asset receivable; $1,350,000 to reserve against the risks of future realization of previously recorded deferred tax benefits related to Media's operations; $1,150,000 related to additional bank charges for new amendments to our borrowing agreements and higher pricing; and $550,000 related to the write-off of previously capitalized transaction costs that are no longer expected to close.

Net increase in net assets resulting from operations excluding the charges described above was a loss of $3,195,000 or $0.18 per share for 2002, a decrease of $10,637,000 from income of $7,442,000 or $0.45 for 2001. Net investment loss was $8,025,000 or $0.44 per share in 2002, a decrease of $10,497,000 from income of $2,472,000 or $0.15 per share in 2001. Excluding the charges described above, net investment income was $1,477,000 or $0.08 per share in 2002, a decrease of $7,679,000 from net investment income of $9,172,000 or $0.55 in 2001.

Investment income was $33,875,000 in 2002, down $8,227,000 or 20% from $42,102,000 in 2001, which reflected a $3,100,000 writedown of the value of collateral appreciation participation loans to reflect transaction activity in Chicago medallions in the 2001 third quarter. Adjusted for the writedown, 2002 investment income was down $11,327,000 or 27% from 2001. The decrease in 2002 primarily reflected the reduced volume of earning assets compared to a year ago, and lower yields on the portfolio due to the lower interest rate environment. Average total investments outstanding were $412,527,000 in 2002, compared to $483,235,000 in 2001, a decline of 15%.

The yield on the total portfolio was 8.21% in 2002, compared to 8.71% for 2001, which reflected the collateral appreciation participation loans writedown described above. Adjusted for the writedown, the portfolio yield in 2001 was 9.35%, and the decline in 2002 was 114 basis points, primarily reflecting the series of rate drops initiated by the Federal Reserve bank beginning in early 2001, which reduced the prime lending rate by 475 basis points. Average medallion loans represented 59% of the total average investment portfolio at December 31, 2002, compared to 55% at December 31, 2001, while average commercial loans were down slightly to 41% from 45% a year ago. Yields on medallion loans were 7.74% at yearend, compared to 8.88% a year ago, and yields on commercial loans were 9.85%, compared to 9.81% for 2001. The increase in the yield on commercial loans primarily reflected the asset-based lending business allowing lower yielding credits to run off, replacing them with higher yielding new business.

Medallion loans were $210,476,000 at yearend, down $42,199,000 or 17% from $252,675,000 at the end of 2001, reflecting reductions in most markets, particularly in New York, and the reclassification of certain Chicago loans to owned medallions. The commercial loan portfolio was $138,361,000 at yearend, compared to $199,329,000 a year ago, a decrease of $60,968,000 or 31%, reflecting decreases in all business lines, especially the SBA Section 7(a) and asset-based lending businesses. In general, the decreases in the loan portfolios were a result of the banks and senior noteholders requiring the Company to reduce the level of outstandings in the revolving lines of credit and senior notes. See page 16 for a table which shows loan balances and portfolio yields by type of loan.

During the 2000 first half, the Company originated collateral appreciation participation loans collateralized by 500 Chicago taxi medallions of $29,800,000, of which $20,850,000 was syndicated to other financial institutions. In consideration for modifications from its normal taxi medallion lending terms, the Company offered loans at higher loan-to-value ratios, and is entitled to earn additional interest income based upon any increase in the value of all $29,800,000 of the collateral. During 2002, $0 additional interest income was recorded, compared to a decrease of $3,100,000 for 2001, which was reflected in investment income on the consolidated statements of operations and in accrued interest receivable on the consolidated balance sheets. During 2002, 400 of the medallions were returned to the Company in lieu of repayment of the loans. As a result, $8,000,000 of these loans was carried in other assets, and $950,000 was carried in medallion loans, in total representing 2% of the Company's assets. In addition, the borrower had not paid interest due of $1,265,000. Subsequently, the Company reached agreement to sell 300 of the 400 medallions to a new borrower at book value, upon the transfer of the licenses by the City of Chicago, and 22 medallions for $1,340,000 were reclassified back to medallion loans at yearend, reflecting the transfers to date. The Company also had a buyer in discussions for the 100 remaining returned medallions, and reached agreement on a term payout of the interest due with the original borrower, which is carried on nonaccrual, although payments continue to be made. In addition, the 100 medallions which had remained in the loan portfolio, likewise remain on nonaccrual although payments continue to be made.

## Management's Discussion and Analysis

Interest expense was $20,107,000 in 2002, down $5,378,000 or 21% from $25,485,000 in 2001, primarily reflecting lower average balances outstanding. The Company's borrowings from its bank lenders and noteholders were repriced several times during 2001 and 2002 as a result of the negotiations and amendments to the loan agreements and notes. The impact of all of this was to increase the Company's borrowing costs by $7,090,000 or 248 basis points in 2002, and by $3,592,000 or 99 basis points in 2001, compared to the rates in effect at the beginning of 2001. Excluding these amounts, interest expense in 2002 would have been $13,017,000, down $8,876,000 or 41% from $21,893,000 in 2001. In addition, during 2002, the majority of the Company's loans matured and were subject to intensive discussions concerning the ultimate liquidation of the outstandings. The costs associated with these discussions of $9,417,000 went well above and beyond the normal interest charges on the debt, and were classified to operating expenses as costs of debt extinguishment. Average debt outstanding was $281,707,000 for 2002, compared to $362,328,000 for 2001, a decrease of $80,621,000 or 22%. The Company's debt is primarily tied to floating rate indexes, which began falling during early 2001, and continued to drop until late in the year. The Company's average borrowing costs were 7.14% and 7.03% in 2002 and 2001, respectively, compared to declines in market rates of over 500 basis points during the period. Approximately 72% of the Company's debt was short-term and floating or adjustable rate in both 2002 and 2001. See page 18 for a table which shows average balances and cost of funds for the Company's funding sources.

Net interest income was $13,768,000, and the net interest margin was 3.34% for 2002, down $2,848,000 or 17% from $16,616,000 or 3.43% in 2001, primarily reflecting the decreases in yields and balances in the loan portfolio, and the $3,100,000 reduction in additional interest income on the collateral appreciation participation loans in 2001, partially offset by lower borrowing costs associated with reduced levels of borrowings at lower rates of interest. Adjusted for the impact of the additional interest on the collateral appreciation participation loans, the net interest margin was 4.08% for 2001.

Noninterest income was $6,121,000 in 2002, up $2,529,000 or 70% from $3,592,000 in 2001. The Company had gains on the sale of loans of $1,444,000 (which included gains on the sale of the guaranteed portion of SBA 7(a) loans of $979,000), down $43,000 or 3% from $1,487,000 a year ago, which only included SBA sales. During 2002, $13,888,000 of loans were sold under the SBA program, compared to $25,644,000 for 2001, a decline of 46%. The decline in gains on SBA sales reflected a decrease in loans sold, partially offset by a higher level of market-determined premiums received on the sales in the 2002 periods. Offsetting the decline in SBA guaranteed sales were sales of $11,338,000 of the unguaranteed portion of these loans held by the Company that were sold for a gain of $465,000. Other income, which is comprised of servicing fee income, prepayment fees, late charges, and other miscellaneous income, of $4,678,000 in 2002 was up $2,573,000 from $2,105,000 a year ago, primarily reflecting charges to revalue the servicing fee receivable by $2,050,000 in 2001, as a result of substantial increases in prepayments on the serviced portfolio in 2001 which resulted from the sharp decrease in interest rates, among other factors, and in 2002, from a success fee earned on a mezzanine investment of $873,000, unusually large prepayment penalties of $127,000 for two loans, a $56,000 referral fee, and $55,000 from insurance proceeds received on a customer. Excluding those charges and fees, other income of $3,567,000 was down $588,000 or 14% from $4,155,000 in 2001, primarily reflecting the impact of a lower asset base on fee income.

Operating expenses were $27,830,000 in 2002, up $10,078,000 or 57% from $17,752,000 in 2001, and included costs related to debt extinguishment of $9,417,000 for prepayment penalties, default interest charges, loan fees, legal fees, and consultant costs in 2002, and the charges described above for 2001. Excluding these costs, operating expenses were $18,413,000 in 2002, up $1,621,000 or 10% from $16,792,000 in 2001. Salaries and benefits expense for 2002 of $9,176,000 were down $245,000 or 3% from $9,421,000 in 2001, primarily reflecting a 11% decrease in average headcount. Professional fees of $2,455,000 were up $195,000 or 9% from $2,260,000 a year ago, which also reflected the writeoff of $396,000 of capitalized costs in 2001 associated with certain financing transactions which were no longer being pursued. Excluding the writeoff, the 2002 increase reflected $248,000 of increased amortization of capitalized costs associated with debt and other financial transactions, the reimbursement of $162,000 of legal fees in 2001, and increased legal and accounting expenses. Amortization of goodwill was $0 in 2002, reflecting the change in accounting rules which no longer allow for goodwill amortization, compared to $653,000 in 2001, which also included the $116,000 writeoff of all remaining goodwill related to the 1997 acquisition of BLL. Other operating expenses of $6,782,000 in 2002 were up $1,363,000 or 25% from $5,419,000 in 2001, primarily reflecting operational cleanups that occurred in 2001, which reduced operating expenses by $1,161,000, and by a higher level of collection costs on delinquent loans, and increased insurance and other office-related expenses, partially offset by lower bank charges (shown in costs of debt extinguishment in 2002) and computer expenses.

Net unrealized appreciation on investments was $1,749,000 in 2002, compared to depreciation of $3,515,000 in 2001. Net unrealized appreciation on investments net of Media was $6,543,000, compared to depreciation of $140,000 a year ago. Unrealized appreciation (depreciation) arises when the Company makes valuation adjustments to the investment portfolio. When investments are sold or written off, any resulting realized gain (loss) is grossed up to reflect previously recorded unrealized components. As a result, movement between periods can appear distorted. The 2002

## Management's Discussion and Analysis

activity resulted from the reversals of unrealized depreciation associated with fully depreciated loans and equity investments which were charged off of $6,295,000 and the increase in valuation of equity investments of $4,355,000, partially offset by net unrealized depreciation of $4,104,000 and recoveries of $3,000. The 2001 activity resulted from unrealized depreciation of $7,411,000 reflecting the recessionary impact on borrower operations and collateral values, and by the reversals of unrealized appreciation associated with sold investments, primarily equities, of $121,000, partially offset by the reversals of unrealized depreciation associated with investments fully written off, primarily fully depreciated loans which were charged off, of $4,454,000 and the increase in valuation of investments of $2,937,000, primarily in equity securities.

Also included in unrealized appreciation (depreciation) on investments were the net losses of the Media division of the Company. Media generated a net loss of $4,794,000 in 2002, an increase of $1,419,000 compared to a net loss of $3,375,000 in 2001. Included in 2002 was a $656,000 tax benefit to reverse a portion of the $1,350,000 charge taken in 2001 to establish a reserve against the realizability of deferred tax benefits previously recorded due to changes in Media's tax situation and the greater costs associated with the rapid increase in tops under contract and cities serviced, which outpaced the increase in revenue. The reversal resulted from the change in the tax law allowing for an additional two year carryback of net operating losses. Adjusted for the tax items, Media lost $5,450,000 in 2002, compared to a loss of $1,875,000 in 2001. The decline in profits in 2002 primarily reflected decreased revenue, which continued to be impacted by contract cancellations and other business retrenchments resulting from the terrorist attacks in New York City and a general economic downturn, partially offset by reduced fleet costs which declined at a slower rate than revenue as fleet contracts were renegotiated. Advertising revenues were $6,489,000 in 2002, down $6,761,000 or 51% from $13,250,000 in 2001. Revenue in 2001 also included $567,000 related to contracts that were cancelled in prior periods due to legislative changes and other factors. This revenue was recognized upon determination that Media had no further continued obligations under the contract. During 2001, Media exerted a greater effort to reduce the amount of deferred revenue by increasing capacity utilization, resulting in a drop of $4,664,000 in deferred revenue to $790,000 at December 31, 2002, compared to year end 2000, which included an increase of $34,000 in 2002 and a reduction of $4,699,000 in 2001, including the $567,000 related to contract cancellations referred to above. To the extent that Media cannot generate additional advertising revenue to replace the deferred revenue recorded in 2001, Media's results of operations will continue to be negatively impacted. Vehicles under contract in the U.S. were 9,600, down 600 or 6% from 10,200 a year ago, primarily reflecting efforts to reduce fleet costs. Media's results also included losses of $751,000 and $294,000 for 2002 and 2001, respectively, related to foreign operations (6,100 tops/racks under contract), which are suffering from the same slowdown in advertising that is hurting the U.S. market.

The Company's net realized loss on investments was $6,335,000 in 2002, compared to $3,015,000 for 2001, reflecting the above and direct chargeoffs of $43,000 in 2002 and $19,000 in 2001.

The Company's net realized/unrealized loss on investments was $4,586,000 in 2002, compared to $6,531,000 for 2001, reflecting the above.

### For the Years Ended December 31, 2001 and 2000

Net assets resulting from operations of ($4,058,000) or ($0.24) per common share, decreased $11,599,000 from $7,541,000 or $0.52 per share in 2000, reflecting decreased net interest and non interest income, and higher levels of net realized/unrealized losses on the investment portfolios, partially offset by reduced operating expenses.

Included in the results for 2001 were charges of $11,500,000 primarily relating to valuation assessments the Company made in regards to the future realizability of asset values in light of the September 11, 2001 terrorist attacks and their impact on New York City and the Company's operations, compounded by the recessionary forces battering the economy, including the sharp reduction in interest rates and their effect on prepayment levels. The charges included $3,300,000 to increase unrealized depreciation to reflect the impact of the economic forces on delinquency trends, reduced payment levels, and collateral values; $3,100,000 to writedown the value of collateral appreciation participation loans to reflect recent transaction activity in Chicago medallions; $2,050,000 to reflect acceleration in the deterioration in the prepayment speeds on the Company's servicing asset receivable; $1,350,000 to reserve against the risks of future realization of previously recorded deferred tax benefits related to Media's operations; $1,150,000 related to additional bank charges for new amendments to our borrowing agreements and higher pricing; and $550,000 related to the write-off of previously capitalized transaction costs that are no longer expected to close. Likewise, 2000 results included one-time charges of $3,140,000 related to acquisition-related matters ($1,804,000), the termination of certain capital markets activities ($801,000), and the costs of amending our borrowing agreements with our bank group ($535,000), fully offset by income of $3,100,000 reflecting the write-up in the value of collateral appreciation participation loans. Excluding the impact of these charges, 2001 net increase in net assets resulting from operations was $7,442,000 or $0.45 per share, a decrease of $139,000 or 2% compared to 2000.

Investment income was $42,102,000, down $13,508,000 or 24% from $55,610,000 in 2000. The decrease compared to 2000 primarily reflected the $6,200,000 swing in values of the collateral appreciation participation loans from early 2000 to late 2001, as well as lower yields on the portfolio primarily due to the lower interest rate environment in 2001, a decreased level of loans, and a higher level of nonaccrual loans. Total net investments at year-end were $462,253,000, down $53,757,000 or 10% from 2000.

The yield on the total portfolio during 2001 was 9.04%, compared to 10.82% for 2000, a decline of 178 basis points. The 2001 decrease primarily reflected the reduction in additional interest income related to

## Management's Discussion and Analysis

the collateral appreciation loans and the series of rate drops initiated by the Federal Reserve bank during late 2000 and continuing through 2001, which reduced the prime lending rate by 475 basis points. Adjusted for the effects of the additional income recorded on the collateral appreciation participation loans, the yields were 9.35% and 10.21% for 2001 and 2000, respectively, a decline of 86 basis points. Partially offsetting the decreased yield was the continuing movement of portfolio composition towards higher-yielding commercial loans from lower-yielding medallion loans. Commercial loans represented 44% of the investment portfolio at December 31, 2001, compared to 41% at December 31, 2000. Yields on medallion loans were 8.88% at yearend, compared to 9.22% at yearend 2000, and yields on commercial loans were 9.22% compared to 12.41% for 2000.

Medallion loans were $252,675,000 at yearend, down $46,628,000 or 16% from $299,303,000 at the end of 2000, reflecting reductions in most markets. The commercial loan portfolio was $199,329,000 at yearend, compared to $212,721,000, for 2000 a decrease of $13,392,000 or 6%, reflecting reductions in all commercial lending categories except asset-based receivable lending which increased $10,835,000 or 25%. In general, the decrease in the loan portfolios was a result of the bank lenders requiring the Company to reduce the level of outstandings in the revolving lines of credit.

During the 2000 first half, the Company originated collateral appreciation participation loans collateralized by Chicago taxi medallions of $29,800,000, of which $20,850,000 was syndicated to other financial institutions. In consideration for modifications from its normal taxi medallion lending terms, the Company offered loans at higher loan-to-value ratios and is entitled to earn additional interest income based upon any increase in the value of all $29,800,000 of the collateral. During 2001, the effect of a general economic downturn began to stress the value of Chicago taxi medallions, which accelerated as the year progressed. As a result the Company determined that the previously recorded appreciation was no longer supported by current Chicago medallion prices, and therefore adjusted the carrying values down to their original face value of $8,950,000, which represented approximately 2% of its total investment portfolio. Additional interest income was reduced $3,100,000 for 2001, compared to an increase of $3,100,000 for 2000, and is reflected in investment income on the consolidated statements of operations and in accrued interest receivable on the consolidated balance sheets.

Interest expense was $25,485,000 in 2001, down $3,459,000 or 12% from $28,944,000 in 2000, primarily reflecting a switch from lower cost commercial paper to higher cost bank debt and SBA debentures, and higher bank fees and charges related to the renewals and amendments of the bank loans, partially offset by lower rates and lower average balances outstanding. The Company's borrowings from its bank lenders generally were repriced during the year as a result of the negotiations and amendments to the bank facilities. The impact of all of this was to increase the Company's cost of funds by $3,592,000 or 109 basis points. Outstanding balances under all financing arrangements decreased $74,281,000 or 19% during 2001 to $321,845,000 from $396,126,000 in 2000. The Company's debt is primarily tied to floating rate indexes, which rose during most of 2000, and began declining thereafter. The Company's average cost of funds was 7.03% in 2001, compared to 7.54% a year ago, a decrease of 51 basis points. Approximately 72% of the Company's debt is short-term and floating rate, compared to 82% a year ago. See page 18 for a table which shows average balances and cost of funds for the Company's funding sources.

Net interest income was $16,616,000, and net interest margin was 3.43% in 2001, down $10,051,000 or 38% from $26,667,000 or 5.16% in 2000, primarily reflecting the $6,200,000 difference in additional interest income on the collateral appreciation participation loans and the decreases in yields and balances in the loan portfolio, partially offset by lower borrowing costs associated with reduced levels of borrowings at lower rates of interest. The net interest margin was 4.08% in 2001, compared to 4.56% in 2000, adjusted for the impact of the additional interest on the collateral appreciation participation loans.

Noninterest income was $3,592,000 in 2001, down $2,696,000 or 43% from $6,288,000 in 2000. The Company had gains on the sale of the guaranteed portion of SBA 7(a) loans of $1,487,000 in 2001, down $1,073,000 or 42% from $2,560,000 in 2000. During 2001, $25,644,000 of loans were sold under the SBA program compared to $51,100,000 during 2000. The decline in gains on sale reflected a decrease in loans sold of $25,456,000 or 50%, partially offset by an increase in the level of market-determined premiums received on the sales. Negative goodwill was fully accreted during 2000, and accordingly, accretion was $0 in 2001, compared to $351,000 in 2000. Other income of $2,105,000 in 2001 was down $1,273,000 or 38% from $3,378,000 in 2000, primarily reflecting charges to revalue the servicing fee receivable by $2,171,000 in 2001, compared to $205,000 in 2000. The charges were primarily a result of substantial increases in prepayments on the serviced portfolio during 2001, resulting from the sharp decrease in interest rates, among other factors. Excluding the charges, other income which is comprised of servicing fee income, prepayment fees, late charges, and other miscellaneous income was up $1,004,000 or 28%.

Noninterest expenses were $17,752,000 in 2001, down $5,697,000 or 24% from $23,449,000 in 2000. Adjusting for the charges described above, the improvement in noninterest expense was $4,627,000 or 20%. Salaries and benefits expense of $9,421,000 was down $1,091,000 or 10% from $10,512,000 in 2000, primarily reflecting a 12% reduction in headcount. Professional fees of $2,260,000 were down $344,000 or 13% from $2,604,000 in 2000, and included the write-off in both periods of capitalized costs associated with certain financing transactions that are no longer being pursued. These write-offs equaled $396,000 in 2001 and $801,000 in 2000. Merger-related expense of $1,804,000 in 2000 reflected costs associated with the FSVC merger and the write-off of costs capitalized in connection with two acquisitions that were contracted in 2000, but which were subsequently terminated. Amortization of goodwill

was $653,000 in 2001 compared to $540,000 a year-ago, and included the $116,000 write-off of all remaining goodwill related to the 1997 acquisition of BLL. Other operating expenses of $5,419,000 in 2001 were down $2,930,000 or 35% from $8,348,000 in 2000, primarily reflecting the continued cleanups of financial records and operations, and a general effort to control expenses.

Net investment income after taxes was a loss of $2,472,000 in 2001, down $7,215,000 from $9,687,000 in 2000, reflecting the results of operations described above. Excluding the impact of the unusual items previously mentioned, net investment income after taxes was $10,672,000, up $945,000 or 10% from 2000.

Net unrealized depreciation on investments was $140,000 in 2001, compared to net unrealized appreciation of $2,159,000 for 2000, a decrease of $2,299,000. Unrealized appreciation/(depreciation) arises when the Company makes valuation adjustments to the investment portfolio. When investments are sold or written-off, any resulting realized gain/(loss) is grossed up to reflect previously recorded unrealized components. As a result, movement between periods can appear distorted. The 2001 activity resulted from unrealized depreciation of $7,411,000 reflecting the recessionary impact on borrower operations and collateral values, and by the reversals of unrealized appreciation associated with sold investments, primarily equities, of $121,000, partially offset by the reversals of unrealized depreciation associated with investments fully written off, primarily fully depreciated loans which were charged off, of $4,455,000 and the increase in valuation of investments of $2,937,000, primarily in equity securities. The 2000 activity reflected the reversals of unrealized depreciation associated with fully depreciated loans which were charged off of $2,221,000 and the increase in valuation of loans and equity portfolio securities of $613,000, partially offset by unrealized depreciation of $657,000 and by the reversals of unrealized appreciation associated primarily with sold equity investments of $18,000.

Also included in unrealized appreciation (depreciation) on investments were the net losses of the Media division of the Company in 2001. Media generated a net loss of $3,375,000 in 2001, an increase of $2,954,000 compared to a net loss of $421,000 for 2000. The decline in profits in 2001 reflected the charge of $1,350,000 to establish a reserve against the realizability of deferred tax benefits previously recorded due to changes in Media's tax situation and the greater costs associated with the rapid increase in tops under contract and cities serviced, which outpaced the increase in revenue. Advertising revenues were $13,250,000 in 2001, up $2,106,000 or 19% from $11,144,000 in 2000. Revenue in 2001 was reduced by approximately $934,000 related to contract cancellations resulting from the terrorist attacks in New York City. During 2001, Media exerted a greater effort to reduce the amount of deferred revenue by increasing capacity utilization, resulting in a drop of $4,699,000 in deferred revenue to $755,000 at year end 2001, compared to a year-ago. To the extent that Media cannot generate additional advertising revenue to replace the deferred revenue recorded in 2001, Media's results of operations may be negatively impacted. Also included in advertising revenue was $567,000 related to contracts that were cancelled in prior periods due to legislative changes and other factors. This revenue was recognized upon determination that Media had no further continued obligations under the contract. During 2001, vehicles under contract increased 300 or 3% to 10,200 from 9,900 a year ago. As a result of the substantial growth in tops inventory during the later part of 2000, Media's fleet payment costs and related operating expenses to service those tops increased in 2001 at a greater rate than the growth in revenue, resulting in lower profits in the 2001 periods compared to 2000. Media's results for 2001 also included losses of $294,000 related to foreign operations.

Net realized loss on investments was $3,015,000 in 2001 compared to losses of $3,884,000 in 2000, primarily reflecting the charge-off of fully reserved commercial loans.

The Company's net realized/unrealized loss on investments was $3,155,000 in 2001 compared to $1,725,000 for 2000, reflecting the above.

### Asset/Liability Management

#### *Interest Rate Sensitivity*

The Company, like other financial institutions, is subject to interest rate risk to the extent its interest-earning assets (consisting of medallion loans and commercial loans) reprice on a different basis over time in comparison to its interest-bearing liabilities (consisting primarily of credit facilities with banks, senior secured notes, and subordinated SBA debentures).

Having interest-bearing liabilities that mature or reprice more frequently on average than assets may be beneficial in times of declining interest rates, although such an asset/liability structure may result in declining net earnings during periods of rising interest rates. Abrupt increases in market rates of interest may have an adverse impact on our earnings until we are able to originate new loans at the higher prevailing interest rates. Conversely, having interest-earning assets that mature or reprice more frequently on average than liabilities may be beneficial in times of rising interest rates, although this asset/liability structure may result in declining net earnings during periods of falling interest rates. This mismatch between maturities and interest rate sensitivities of our interest-earning assets and interest-bearing liabilities results in interest rate risk.

The effect of changes in interest rates is mitigated by regular turnover of the portfolio. Based on past experience, the Company anticipates that approximately 40% of the portfolio will mature or be prepaid each year. The Company believes that the average life of its loan portfolio varies to some extent as a function of changes in interest rates. Borrowers are more likely to exercise prepayment rights in a decreasing interest rate environment because the interest rate payable on the borrower's loan is high relative to prevailing interest rates. Conversely, borrowers are less likely to prepay in a rising interest rate environment.

## Management's Discussion and Analysis

A relative measure of interest rate risk can be derived from the Company's interest rate sensitivity gap. The interest rate sensitivity gap represents the difference between interest-earning assets and interest-bearing liabilities, which mature and/or reprice within specified intervals of time. The gap is considered to be positive when repriceable assets exceed repriceable liabilities, and negative when repriceable liabilities exceed repriceable assets. A relative measure of interest rate sensitivity is provided by the cumulative difference between interest sensitive assets and interest sensitive liabilities for a given time interval expressed as a percentage of total assets.

The following table presents the Company's interest rate sensitivity gap at December 31, 2002. The principal amount of medallion loans and commercial loans are assigned to the time frames in which such principal amounts are contractually obligated to be paid. The Company has not reflected an assumed annual prepayment rate for medallion loans or commercial loans in this table.

| *(Dollars in thousands)* | *Less Than 1 Year* | *More Than 1 and Less Than 2 Years* | *More Than 2 and Less Than 3 Years* | *More Than 3 and Less Than 4 Years* | *More Than 4 and Less Than 5 Years* | *More Than 5 and Less Than 6 Years* | *Thereafter* | *Total* |
|---|---|---|---|---|---|---|---|---|
| **Earnings assets** | | | | | | | | |
| Medallion and commercial fixed-rate loans | $ 45,725 | $53,569 | $ 75,062 | $ 18,990 | $ 18,940 | $ 3,739 | $ 12,956 | $228,981 |
| Variable-rate loans | 77,299 | 9,128 | 4,173 | 1,642 | 4,974 | 2,347 | 27,380 | 126,943 |
| Cash | 35,369 | — | — | — | — | — | — | 35,369 |
| **Total earning assets** | $158,393 | $62,697 | $ 79,235 | $ 20,632 | $ 23,914 | $ 6,086 | $ 40,336 | $391,293 |
| **Liabilities** | | | | | | | | |
| Revolving line of credit | $132,590 | $ — | $ — | $ — | $ — | $ — | $ — | $132,590 |
| Bank loans | 48,018 | — | — | — | — | — | — | 48,018 |
| SBA secured notes | — | — | 1,040 | 7,750 | 11,270 | — | 47,785 | 67,845 |
| Senior secured notes | 2,314 | — | — | — | — | — | — | 2,314 |
| **Total liabilities** | $182,922 | $ — | $ 1,040 | $ 7,750 | $ 11,270 | $ — | $ 47,785 | $250,767 |
| **Interest rate gap** | $ (24,529) | $62,697 | $ 78,195 | $ 12,882 | $ 12,644 | $ 6,086 | $ (7,449) | $140,526 |
| **Cumulative interest rate gap** | **$ (24,529)** | **$38,168** | **$116,363** | **$129,245** | **$141,889** | **$149,975** | **$140,526** | **–** |

The Company's interest rate sensitive assets were $391,293,000 and interest rate sensitive liabilities were $250,767,000 at December 31, 2002. The one-year cumulative interest rate gap was negative $24,529,000 or 6% of interest rate sensitive assets.

### *Interest Rate Cap Agreements*

The Company seeks to manage the exposure of the portfolio to increases in market interest rates by entering into interest rate cap agreements to hedge a portion of its variable-rate debt against increases in interest rates and by incurring fixed-rate debt consisting primarily of subordinated SBA debentures and private term notes.

We entered into an interest rate cap agreement on a notional amount of $10,000,000 limiting our maximum LIBOR exposure on our revolving credit facility until June 24, 2002 to 7.25%.

Total premiums paid under the interest rate cap agreements have been expensed. There are no unamortized premiums on the balance sheet as of December 31, 2002. The Company will seek to manage interest rate risk by originating adjustable-rate loans, by incurring fixed-rate indebtedness, by evaluating appropriate derivatives, pursuing securitization opportunities, and by other options consistent with managing interest rate risk.

In addition, the Company manages its exposure to increases in market rates of interest by incurring fixed-rate indebtedness, such as ten year subordinated SBA debentures. The Company had outstanding SBA debentures of $67,845,000 with a weighted average interest rate of 6.24%, comprising 27% of the Company's total indebtedness as of December 31, 2002.

### *Liquidity and Capital Resources*

Our sources of liquidity are the revolving line of credit with Merrill Lynch, long-term SBA debentures that are issued to or guaranteed by the SBA, loan amortization and prepayments, and participations or sales of loans to third parties. As a RIC, we in essence are required to distribute at least 90% of our investment company taxable income; consequently, we historically have primarily relied upon external sources of funds to finance growth. In September 2002, the Trust entered into a $250,000,000 revolving line of credit with Merrill Lynch Bank USA for the purpose of funding medallion loans acquired from MFC and others. At December 31, 2002, $117,410,000 of this line was available for future use. In May 2001, the Company applied for and received $72,000,000 of additional funding with the SBA ($111,700,000 to be committed by the SBA in total), subject to the infusion of additional equity capital into the respective subsidiaries. At December 31, 2002, $24,215,000 of this commitment is

## Management's Discussion and Analysis

still available. Since SBA financing subjects its recipients to certain regulations, the Company will seek funding at the subsidiary level to maximize its benefits.

The components of our debt were as follows at December 31, 2002:

| | ***Balance*** | ***Percentage*** | ***Rate*** [1] |
|---|---|---|---|
| Revolving line of credit | $132,590,000 | 53% | 3.11% |
| SBA debentures | 67,845,000 | 27 | 6.24 |
| Notes payable to banks | 48,018,000 | 19 | 4.83 |
| Senior secured notes | 2,314,000 | 1 | 8.85 |
| **Total outstanding debt** | **$250,767,000** | **100%** | **4.34** |

*(1) Weighted average contractual rate as of December 31, 2002.*

### Financing Arrangements

In September 2002, the Company and MFC restructured a substantial portion of their outstanding debt. A wholly-owned subsidiary of MFC, Taxi Medallion Loan Trust I (Trust), entered into a revolving line of credit with Merrill Lynch Bank USA for the purpose of acquiring medallion loans from MFC and to provide for future growth in the medallion lending business. The funds paid to MFC by the Trust were used to pay down notes payable to banks and senior secured notes. As a result of these paydowns, the Company and MFC were able to negotiate amendments to their existing facilities with the banks and noteholders. As of March 31, 2003, the Company and MFC were current on all debt obligations and in full compliance with all terms and conditions. The Company continues to explore alternative financing options with other lenders for the balance of its debt outstanding under the notes payable to banks and the senior secured notes.

Borrowings under the Trust's revolving line of credit are secured by the Trust's assets, and borrowings under the notes payable to banks and the senior secured notes are secured by the assets of MFC and the Company.

The outstanding balances were as follows:

| | ***December 31, 2002*** | *December 31, 2001* |
|---|---|---|
| Revolving line of credit | **$132,590,000** | $ — |
| Notes payable to banks | **48,018,000** | 233,000,000 |
| Senior secured notes | **2,314,000** | 45,000,000 |
| **Total** | **$182,922,000** | $278,000,000 |

#### *(A) Revolving Line of Credit*

In September 2002, the Trust, a separate but wholly-owned subsidiary of MFC organized as a Delaware business trust, entered into a revolving line of credit agreement with Merrill Lynch Bank USA (MLB) to provide up to $250,000,000 of financing to the Trust, to acquire medallion loans from MFC, funded by the secured revolving line of credit with MLB (MLB line). MFC is the servicer of the loans owned by the Trust. The MLB line includes a borrowing base covenant and rapid amortization in certain circumstances. In addition, if certain financial tests are not met, MFC can be replaced as a servicer. The MLB line matures in September 2003, but may be extended until September 2004 if certain conditions are met. The interest rate is LIBOR plus 1.50% with an unused facility fee of 0.375%.

#### *(B) Notes Payable to Banks and Senior Secured Notes*

We are a party to three other financing agreements: (1) the Second Amended and Restated Loan Agreement, dated as of September 22, 2000, among the Company, MBC and the parties thereto (the Company Bank Loan); (2) the Amended and Restated Loan Agreement, dated as of December 24, 1997, as amended, among MFC and the parties thereto (the MFC Bank Loan); and (3) the Note Purchase Agreements, each dated as of June 1, 1999, as amended, between MFC and the note holders thereto (the MFC Note Agreements). In September 2002, all three agreements were amended contemporaneously with the closing on the MLB line as described below.

The Company Bank Loan matures August 31, 2003, and bears interest at the rate per annum of prime plus 0.5%. The amortization schedule is as shown on page 27. The Company Bank Loan permits the payment of dividends solely to the extent necessary to enable the Company to maintain its status as a RIC and to avoid the payment of excise taxes, consistent with the Company's dividend policy. The Company Bank Loan is secured by all receivables and various other assets owned by the Company. All financial covenants except for the borrowing base covenants (as further discussed below) are waived during the term of the loan.

The MFC Bank Loan matures August 31, 2003, and bears interest at the rate per annum of prime, which increases to prime plus 0.5% on January 11, 2003, and further increases to prime plus 1% on May 11, 2003. The amortization schedule is as shown on page 27. The MFC Bank Loan permits the payment of dividends solely to the extent necessary to enable MFC to maintain its status as a RIC and to avoid the payment of excise taxes, consistent with MFC's dividend policy. The MFC Bank Loan is secured by all receivables and various other assets owned by MFC. The collateral for the MFC Bank Loan secures both the MFC Bank Loan and the MFC Note Agreements on an equal basis. All financial covenants except for the borrowing base covenants (as further discussed below) are waived during the term of the loan.

The MFC Note Agreements have similar terms to the MFC Bank Loan, except the initial interest rate is 8.85%, which increases to 9.35% on January 12, 2003, and further increases to 9.85% on May 12, 2003. A prepayment penalty of approximately $3,500,000 must be paid on or before maturity, of which $3,332,000 has been accrued in accordance with the prepayment provisions of the agreement, and is recorded in interest payable on the consolidated balance sheet.

## Management's Discussion and Analysis

The Company Bank Loan, MFC Bank Loan, and MFC Note Agreements (Financing Agreements) obligate the Company or MFC, as applicable, to prepay the loans under the applicable Financing Agreement in the event the outstanding amount thereunder exceeds an agreed upon borrowing base as defined in the loan documents (which generally equals a specified percentage of the eligible outstanding commercial and medallion loans plus cash). The Financing Agreements are guaranteed by Media, secured pro rata by 100% of Media's capital stock. In addition, as is standard with servicing agreements, the MLB Line contains a servicer default in the event if MFC fails to satisfy certain financial tests and other requirements, but such failure does not, in and of itself, provide MLB the right to accelerate the maturity of loans. If MLB obtains the right to replace MFC as the servicer, and so notifies MFC and fails to retract such notice within seven days, the banks or note holders would thereupon obtain the right to replace the Company or MFC as servicer for the loans constituting collateral under their agreements.

Without the lenders prior written approval, the Financing Agreements continue to contain numerous and substantial operating restrictions on the Company and MFC, including restrictions on our ability to incur debt, incur liens, merge, consolidate, sell or transfer assets, loan and invest in third parties and our subsidiaries, repurchase or redeem stock, purchase portfolios, acquire or form other entities, amend certain material agreements, make capital expenditures, have outstanding intercompany receivables, and further securitize our assets. In addition to the amortization schedule for the loans and notes shown on page 27, the Company and MFC would be required to prepay the loans and notes out of the proceeds from the sale of equity, debt, or assets, subject to certain exceptions.

The amendments require the following amortization schedule based on payment activity through December 31, 2002.

| | | *MFC* | | |
|---|---|---|---|---|
| *2003* | ***The Company Bank Loan*** | ***Bank Loan*** | ***Note Purchase Agreement*** | ***Total*** |
| January | $ — | $ 3,499,000 | $ 727,000 | $ 4,226,000 |
| February | 13,500,000 | 1,655,000 | 345,000 | 15,500,000 |
| March | 1,000,000 | 1,655,000 | 345,000 | 3,000,000 |
| April | 18,000,000 | 827,000 | 173,000 | 19,000,000 |
| May | 1,000,000 | 827,000 | 173,000 | 2,000,000 |
| June | 1,000,000 | 827,000 | 173,000 | 2,000,000 |
| July | 1,000,000 | 827,000 | 173,000 | 2,000,000 |
| August | 1,421,000 | 981,000 | 205,000 | 2,607,000 |
| **Total** | **$36,921,000** | **$11,098,000** | **$2,314,000** | **$50,333,000** |

As of March 31, 2003, the amounts outstanding under the Company Bank Loan, the MFC Bank Loan and the MFC Note Purchase Agreements were $10,835,000, $402,000, and $84,000, respectively. See Note 6 to the consolidated financial statements for additional information on the Financing Agreements.

***New Financing Arrangements***

We are currently exploring refinancing options which would replace our obligations under the Company and MFC loans and the senior secured notes. In addition to the MLB Line, the Company is actively pursuing other financing options for individual subsidiaries with alternate financing sources, and is continuing the ongoing program of loan participations and sales to provide additional sources of funds for both external expansion and continuation of internal growth.

***Interest and Principal Payments***

Interest and principal payments are paid monthly. Interest on the bank loans is calculated monthly at a rate indexed to the bank's prime rate. Substantially all promissory notes evidencing the Company's and MFC's investments, other than those held by the Trust, are held by a bank as collateral agent under the agreements. The Company and MFC are required to pay an amendment fee of 25 basis points on the amount of the aggregate commitment for the Company. As noted above, the amendments entered into during 2002 to the Company's bank loans and senior secured notes involved changes, and in some cases increases, to the interest rates payable thereunder. In addition, during events of default, the interest rate borne on the lines of credit is based upon a margin over the prime rate rather than LIBOR. In addition to the interest rate charges, approximately $14,521,000 had been incurred through December 31, 2002 for attorneys and other professional advisors, most working on behalf of the lenders, and for prepayment penalties and default interest charges, of which $9,417,000 was expensed as part of costs of debt extinguishment in 2002, $1,754,000 was expensed as part of interest expense in 2002, and $173,000 was expensed as part of professional fees. The balance of $3,156,000, which relates solely to the Trust's new line of credit with Merrill Lynch, will be charged to interest expense over the remaining term of the line of credit.

The following table shows the costs of the debt and related amounts outstanding for the years ended December 31, as follows.

## Management's Discussion and Analysis

| | 2002 | 2001 |
|---|---|---|
| **The Company** | | |
| Interest expense (1) | **$ 3,936,336** | $ 6,412,265 |
| Costs of debt extinguishment | **1,735,404** | – |
| Total debt costs | **$ 5,671,740** | $ 6,412,265 |
| Average borrowings outstanding | **$ 59,702,701** | $ 96,183,151 |
| Interest rate (2) | **6.59%** | 6.67% |
| Total debt costs rate (3) | **9.50%** | 6.67% |
| Amount outstanding | **$ 36,921,051** | $ 85,000,000 |
| Weighted average interest at period end | **4.95%** | 6.25% |
| **MFC** | | |
| Interest expense (1) | **$ 9,749,294** | $ 16,422,920 |
| Costs of debt extinguishment | **7,681,910** | – |
| Total debt costs | **$ 17,431,204** | $ 16,422,920 |
| Average borrowings outstanding | **$135,019,784** | $233,775,260 |
| Interest rate (2) | **7.22%** | 7.03% |
| Total debt costs rate (3) | **12.91%** | 7.03% |
| Amount outstanding | **$ 13,411,291** | $193,000,000 |
| Weighted average interest at period end | **5.21%** | 5.36% |
| **Combined** | | |
| Interest expense (1) | **$ 13,685,630** | $ 22,835,185 |
| Costs of debt extinguishment | **9,417,314** | – |
| Total debt costs | **$ 23,102,944** | $ 22,835,185 |
| Average borrowings outstanding | **$194,722,485** | $329,958,411 |
| Interest rate (2) | **7.03%** | 6.92% |
| Total debt costs rate (3) | **11.86%** | 6.92% |
| Amount outstanding | **$ 50,332,342** | $278,000,000 |
| Weighted average interest at period end | **5.02%** | 5.63% |

*(1) Includes commitment fees, and amortization of certain capitalized costs of obtaining debt.*

*(2) Represents interest expense for the period presented as a percentage of average borrowings outstanding.*

*(3) Represents total debt costs for the period presented as a percentage of average borrowings outstanding.*

***(C) Interest Rate Cap Agreements***

On June 22, 2000, MFC entered into an interest rate cap agreement limiting the Company's maximum LIBOR exposure on $10,000,000 of MFC's revolving credit facility to 7.25% until June 24, 2002. Premiums paid under interest rate cap agreements were fully expensed by the end of 2001, including $0, $91,000, and $84,000 expensed in 2002, 2001, and 2000. There are no unamortized premiums on the balance sheet as of December 31, 2002.

The Company values its portfolio at fair value as determined in good faith by the Company's Board of Directors in accordance with the Company's valuation policy. Unlike certain lending institutions, the Company is not permitted to establish reserves for loan losses. Instead, the Company must value each individual investment and portfolio loan on a quarterly basis. The Company records unrealized depreciation on investments and loans when it believes that an asset has been impaired and full collection is unlikely. The Company records unrealized appreciation on equities if it has a clear indication that the underlying portfolio company has appreciated in value and, therefore, the Company's security has also appreciated in value. Without a readily ascertainable market value, the estimated value of the Company's portfolio of investments and loans may differ significantly from the values that would be placed on the portfolio if there existed a ready market for the investments. The Company adjusts the valuation of the portfolio quarterly to reflect the Board of Directors' estimate of the current fair value of each investment in the portfolio. Any changes in estimated fair value are recorded in the Company's statement of operations as net unrealized appreciation (depreciation) on investments. The Company's investment in Media, as a wholly-owned portfolio investment company, is also subject to quarterly assessments of its fair value. The Company uses Media's actual results of operations as the best estimate of changes in fair value and records the result as a component of unrealized appreciation (depreciation) on investments.

In addition, the illiquidity of our loan portfolio and investments may adversely affect our ability to dispose of loans at times when it may be advantageous for us to liquidate such portfolio or investments. In addition, if we were required to liquidate some or all of the investments in the portfolio, the proceeds of such liquidation may be significantly less than the current value of such investments. Because we borrow money to make loans and investments, our net operating income is dependent upon the difference between the rate at which we borrow funds and the rate at which we invest these funds. As a result, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on our interest income. In periods of sharply rising interest rates, our cost of funds would increase, which would reduce our net operating income before net realized and unrealized gains. We use a combination of long-term and short-term borrowings and equity capital to finance our investing activities. Our long-term fixed-rate investments are financed primarily with short term floating rate debt, and to a lesser extent with long-term fixed-rate debt. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. Such techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. The Company has analyzed the potential impact of changes in interest rates on interest income net of interest expense. Assuming that the balance sheet were to remain constant and no actions were taken to alter the existing interest rate sensitivity, a hypothetical immediate 1% change in interest rates would have affected net increase (decrease) in assets by less than 3% for 2002. Although management believes that this measure is indicative of the Company's sensitivity to interest rate changes, it does not adjust for potential changes in credit quality, size and composition of the assets on the balance sheet and other business developments that could affect net increase (decrease) in assets. Accordingly, no assurances can be given that actual results would not differ materially from the potential outcome simulated by this estimate.

During the 2001 second and third quarters, the Company completed an equity offering of 3,660,000 common shares at $11 per share raising over $40,000,000 of additional capital. The Company continues to work with investment banking firms to investigate the viability of a number of other financing options which include, among others, the sale or spin off

## Management's Discussion and Analysis

certain assets or divisions, the development of a securitization conduit program and other independent financing for certain subsidiaries or asset classes. These financing options would also provide additional sources of funds for both external expansion and continuation of internal growth.

The following table illustrates sources of available funds for the Company and each of the subsidiaries, and amounts outstanding under credit facilities and their respective end of period weighted average interest rates at December 31, 2002.

| *(Dollars in thousands)* | ***The Company*** | ***MFC*** | ***BLL*** | ***MCI*** | ***MBC*** | ***FSVC*** | ***Total*** |
|---|---|---|---|---|---|---|---|
| **Cash** | $ 2,340 | $ 8,757 | $3,831 | $ 7,164 | $7,182 | $ 6,095 | $ 35,369 |
| **Bank loans** [1] | | | | | | | |
| Amounts outstanding | 36,921 | 11,097 | | | | | 48,018 |
| Average interest rate | 4.95% | 4.45% | | | | | 4.83% |
| Maturity | 8/03 | 8/03 | | | | | 8/03 |
| **Lines of Credit** [2] | | 250,000 | | | | | 250,000 |
| Amounts undisbursed | | 117,410 | | | | | 117,410 |
| Amounts outstanding | | 132,590 | | | | | 132,590 |
| Average interest rate | | 3.11% | | | | | 3.11% |
| Maturity | | 9/03 | | | | | 9/03 |
| **SBA debentures** [3] | | | | 46,500 | | 45,560 | 92,060 |
| Amounts undisbursed | | | | 21,000 | | 3,215 | 24,215 |
| Amounts outstanding | | | | 25,500 | | 42,345 | 67,845 |
| Average interest rate | | | | 7.31% | | 5.59% | 6.24% |
| Maturity | | | | 3/06-3/12 | | 6/05-3/13 | 6/05-3/13 |
| **Senior secured notes** [1] | | 2,314 | | | | | 2,314 |
| Average interest rate | | 8.85% | | | | | 8.85% |
| Maturity | | 8/03 | | | | | 8/03 |
| **Total cash and remaining amounts undisbursed under credit facilities** | $ 2,340 | $126,167 | $3,831 | $28,164 | $7,182 | $ 9,310 | $176,994 |
| **Total debt outstanding** | **$36,921** | **$146,001** | **$ –** | **$25,500** | **$ –** | **$42,345** | **$250,767** |

*(1) The Bank loans and Senior secured notes have been renewed in a term debt agreement maturing August 31, 2003. There are fixed amortization requirements each month.*

*(2) New line of credit with Merrill Lynch for medallion lending.*

*(3) The remaining amounts under the approved commitment from the SBA may be drawn down through May 2006, upon submission of a request for funding by the Company and its subsequent acceptance by the SBA.*

Loan amortization, prepayments, and sales also provide a source of funding for the Company. Prepayments on loans are influenced significantly by general interest rates, medallion loan market rates, economic conditions, and competition. Medallion loan prepayments have slowed since early 1994, initially because of increases, and then stabilization, in the level of interest rates, and more recently because of an increase in the percentage of medallion loans, which are refinanced with the Company rather than through other sources of financing. Loan sales are a major focus of the SBA Section 7(a) loan program conducted by BLL, which is primarily set up to originate and sell loans. Increases in SBA 7(a) loan balances in any given period generally reflect timing differences in selling and closing transactions.

Furthermore, the Company has submitted an application to receive a bank charter for an industrial loan corporation (ILC) to be headquartered in Salt Lake City, Utah, which if granted, would permit the Company to receive deposits insured by the Federal Deposit Insurance Corporation. The Company has held meetings with the relevant regulatory bodies in connection with such an application. There can be no assurances that such financings will be obtained or that any application related to a bank charter will be approved. The Company believes that its credit facilities with Merrill Lynch and the SBA, and cash flow from operations (after distributions to shareholders) will be adequate to fund the continuing operations of the Company's loan portfolio and advertising business.

Media funds its operations through internal cash flow and inter-company debt. Media is not a RIC and, therefore, is able to retain earnings to finance growth. Media's growth prospects are currently constrained by the operating environment and distressed advertising market that resulted from the September 11, 2001 terrorist attacks and a general economic downturn. Media has developed an operating plan to fund only necessary operations out of available cash flow and intercompany borrowings, and to escalate its sales activities to generate new revenues. Although there can be no assurances, Media and the Company believe that this plan will enable Media to weather this downturn in the advertising cycle and maintain operations at existing levels until such times as business returns to historical levels.

### *Recently Issued Accounting Standards*

In December 2002, the Financial Accounting Standards Board (FASB) issued Statement No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123," which provides optional transition guidance for those companies electing

to voluntarily adopt the accounting provisions of SFAS No. 123. In addition, the statement mandates certain interim disclosures that are incremental to those required by Statement No. 123. The Company will continue to account for stock-based compensation in accordance with APB No. 25. As such, the Company does not expect this standard to have a material impact its consolidated financial position or results of operations. The company has adopted the disclosure-only provisions of SFAS No. 148 at December 31, 2002.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which expands previously issued accounting guidance and disclosure requirements for certain guarantees. The Interpretation requires an entity to recognize an initial liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability will be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not expect this Interpretation to have a material impact on its consolidated financial position or results of operations.

In April, 2002, the FASB issued Statement No. 145, "Recession of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This statement updates, clarifies, and simplifies existing accounting pronouncements, including the criteria used to classify gains and losses from extinguishment of debt. The Company adopted this standard in the 2002 second quarter in its accounting for extinguishment of debt.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The standard retains the previously existing accounting requirements related to the recognition and measurement of the impairment of long-lived assets to be held and used, while expanding the measurement requirements of long-lived assets to be disposed of by sale to include discontinued operations. It also expands on the previously existing reporting requirements for discontinued operations to include a component of an entity that either has been disposed of or is classified as held for sale. The Company does not expect this standard to have a material impact on its consolidated financial position or results of operations.

In June 2001, the FASB issued Statement No. 142, "Goodwill and Other Intangible Assets," requiring that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually, effective for fiscal years beginning after December 15, 2001. The Company adopted these standards effective January 1, 2002, and has determined there is no financial statement impact of adoption. At December 31, 2002, the Company had $5,008,000 of goodwill on its consolidated balance sheet and $2,082,000 recorded on the balance sheet of Media, its wholly-owned subsidiary, that will be subject to the asset impairment review required by SFAS 142.

### Important Information Relating to Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in such statements. In connection with certain forward-looking statements contained in this Form 10-K and those that may be made in the future by or on behalf of the Company, the Company notes that there are various factors that could cause actual results to differ materially from those set forth in any such forward-looking statements. The forward-looking statements contained in this Form 10-K were prepared by management and are qualified by, and subject to, significant business, economic, competitive, regulatory and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of the Company. Accordingly, there can be no assurance that the forward-looking statements contained in this Form 10-K will be realized or that actual results will not be significantly higher or lower. The statements have not been audited by, examined by, compiled by or subjected to agreed-upon procedures by independent accountants, and no third-party has independently verified or reviewed such statements. Readers of this Form 10-K should consider these facts in evaluating the information contained herein. In addition, the business and operations of the Company are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements contained in this Form 10-K. The inclusion of the forward-looking statements contained in this Form 10-K should not be regarded as a representation by the Company or any other person that the forward-looking statements contained in this Form 10-K will be achieved. In light of the foregoing, readers of this Form 10-K are cautioned not to place undue reliance on the forward-looking statements contained herein. These risks and others that are detailed in this Form 10-K and other documents that the Company files from time to time with the Securities and Exchange Commission, including quarterly reports on Form 10-Q and any current reports on Form 8-K must be considered by any investor or potential investor in the Company.

## Consolidated Statements of Operations

| Year Ended | December 31, 2002 | December 31, 2001 | December 31, 2000 |
|---|---|---|---|
| Interest and dividend income on investments | **$ 33,485,319** | $41,394,312 | $55,268,979 |
| Interest income on short-term investments | **389,967** | 707,331 | 341,245 |
| **Total investment income** | **33,875,286** | **42,101,643** | **55,610,224** |
| Notes payable to banks | **11,013,966** | 19,626,805 | 14,034,234 |
| SBA debentures | **3,888,058** | 2,322,702 | 1,794,081 |
| Senior secured notes | **2,675,831** | 3,336,396 | 3,287,459 |
| Revolving line of credit | **2,529,027** | – | – |
| Commercial paper | **–** | 199,351 | 9,827,886 |
| **Total interest expense** | **20,106,882** | 25,485,254 | 28,943,660 |
| **Net interest income** | **13,768,404** | 16,616,389 | 26,666,564 |
| Gain on sale of loans | **1,443,735** | 1,486,612 | 2,559,701 |
| Accretion of negative goodwill | **–** | – | 350,516 |
| Other income | **4,677,678** | 2,105,158 | 3,377,829 |
| **Total noninterest income** | **6,121,413** | 3,591,770 | 6,288,046 |
| Salaries and benefits | **9,176,312** | 9,420,716 | 10,511,506 |
| Professional fees | **2,454,962** | 2,259,901 | 2,604,456 |
| Costs of debt extinguishment | **9,417,314** | – | – |
| Amortization of goodwill | **–** | 652,735 | 540,380 |
| Merger related expense | **–** | – | 1,444,513 |
| Other operating expenses | **6,781,724** | 5,418,997 | 8,347,960 |
| **Total operating expenses** | **27,830,312** | 17,752,349 | 23,448,815 |
| **Net investment income (loss) before income taxes** | **(7,940,495)** | 2,455,810 | 9,505,795 |
| **Income tax provision (benefit)** | **84,656** | (16,485) | (181,373) |
| **Net investment income (loss) after income taxes** | **(8,025,151)** | 2,472,295 | 9,687,168 |
| Net realized losses on investments | **(6,335,281)** | (3,015,146) | (3,883,840) |
| Net changes in unrealized appreciation (depreciation) on investments | **1,748,816** | (3,515,432) | 1,737,360 |
| **Net increase (decrease) in net assets resulting from operations** | **$(12,611,616)** | $ (4,058,283) | $ 7,540,688 |
| **Net increase (decrease) in net assets resulting from operations per common share** | | | |
| Basic | **$ (0.69)** | $ (0.24) | $ 0.52 |
| Diluted | **(0.69)** | (0.24) | 0.52 |
| **Dividends declared per share** | **$ 0.03** | $ 0.38 | $ 1.19 |
| **Weighted average common shares outstanding** | | | |
| Basic | **18,242,728** | 16,582,179 | 14,536,942 |
| Diluted | **18,242,728** | 16,582,179 | 14,576,183 |

*The accompanying notes are an integral part of these consolidated financial statements.*

## Consolidated Balance Sheets

| | **December 31, 2002** | *December 31, 2001* |
|---|---|---|
| **Assets** | | |
| Medallion loans | **$210,475,921** | $252,674,634 |
| Commercial loans | **138,360,895** | 199,328,787 |
| Equity investments | **7,409,628** | 3,591,962 |
| **Net investments** ($244,370,423 pledged as collateral under borrowing arrangements) | **356,246,444** | 455,595,383 |
| Investment in and loans to Media | **4,505,356** | 6,658,052 |
| **Total investments** | **360,751,800** | 462,253,435 |
| Cash ($1,050,000 in 2002 and $0 in 2001 restricted as to usage by lender) | **35,369,285** | 25,409,058 |
| Accrued interest receivable | **2,546,101** | 3,995,469 |
| Servicing fee receivable | **2,838,417** | 3,569,599 |
| Fixed assets, net | **1,551,781** | 1,933,918 |
| Goodwill, net | **5,007,583** | 5,007,583 |
| Other assets, net | **17,222,825** | 5,586,720 |
| **Total assets** | **$425,287,792** | $507,755,782 |
| **Liabilities** | | |
| Accounts payable and accrued expenses | **$ 7,066,118** | $ 7,105,309 |
| Dividends payable | **–** | 1,643,656 |
| Accrued interest payable | **5,589,754** | 2,138,240 |
| Revolving line of credit | **132,589,899** | – |
| Notes payable to banks | **48,018,589** | 233,000,000 |
| Senior secured notes | **2,313,753** | 45,000,000 |
| SBA debentures | **67,845,000** | 43,845,000 |
| **Total liabilities** | **263,423,113** | 332,732,205 |
| **Shareholders' equity** | | |
| Preferred Stock (1,000,000 shares of $0.01 par value stock authorized—none outstanding) | **–** | – |
| Common stock (50,000,000 shares of $0.01 par value stock authorized—18,242,728 and 18,242,035 shares outstanding at December 31, 2002 and 2001, respectively) | **182,421** | 182,421 |
| Capital in excess of par value | **173,449,722** | 184,486,259 |
| Accumulated net investment losses | **(11,767,464)** | (9,645,103) |
| **Total shareholders' equity** | **161,864,679** | 175,023,577 |
| **Total liabilities and shareholders' equity** | **$425,287,792** | $507,755,782 |
| Number of common shares outstanding | **18,242,728** | 18,242,035 |
| Net asset value per share | **$ 8.87** | $ 9.59 |

*The accompanying notes are an integral part of these consolidated financial statements.*

## Consolidated Statements of Changes in Shareholders' Equity

| | *Common Stock* | | *Capital in Excess* | *Accumulated Net Investment* |
|---|---|---|---|---|
| | *# of Shares* | *Amount* | *Of Par Value* | *Income (Losses)* |
| **Balance at December 31, 1999** | 14,522,044 | $145,221 | $146,636,096 | $ 10,528,520 |
| Exercise of stock options | 19,001 | 190 | 185,805 | – |
| Issuance of common stock | 5,592 | 56 | 91,944 | – |
| Net increase in net assets resulting from operations | – | – | – | 7,540,688 |
| Dividends declared on common stock ($1.19 per share) | – | – | – | (17,395,469) |
| SOP 93-2 reclassification | – | – | (534,468) | 534,468 |
| **Balance at December 31, 2000** | 14,546,637 | 145,467 | 146,379,377 | 1,208,207 |
| Exercise of stock options | 34,000 | 340 | 373,660 | – |
| Issuance of common stock, net | 3,661,398 | 36,614 | 37,364,863 | – |
| Net decrease in net assets resulting from operations | – | – | – | (4,058,283) |
| Dividends declared on common stock ($0.38 per share) | – | – | – | (6,426,668) |
| SOP 93-2 reclassification | – | – | 368,359 | (368,359) |
| **Balance at December 31, 2001** | **18,242,035** | **182,421** | **184,486,259** | **(9,645,103)** |
| Net decrease in net assets resulting from operations | **–** | **–** | **–** | **(12,611,616)** |
| Dividends declared on common stock ($0.03 per share) | **–** | **–** | **–** | **(547,282)** |
| Other | **693** | **–** | **–** | **–** |
| SOP 93-2 reclassification | **–** | **–** | **(11,036,537)** | **11,036,537** |
| **Balance at December 31, 2002** | **18,242,728** | **$182,421** | **$173,449,722** | **$(11,767,464)** |

*The accompanying notes are an integral part of these consolidated financial statements.*

## Consolidated Statements of Cash Flows

| *Year Ended* | ***December 31, 2002*** | *December 31, 2001* | *December 31, 2000* |
|---|---|---|---|
| **Cash Flows from Operating Activities** | | | |
| Net increase (decrease) in net assets resulting from operations | **$ (12,611,616)** | $ (4,058,283) | $ 7,540,688 |
| Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash provided by operating activities: | | | |
| Depreciation and amortization | **595,176** | 610,447 | 973,010 |
| Amortization of goodwill | **–** | 652,735 | 540,380 |
| Amortization of origination costs | **1,529,200** | 1,595,237 | 1,116,223 |
| Accretion of negative goodwill | **–** | – | (350,516) |
| Increase in net unrealized (appreciation) depreciation on investments | **(6,543,210)** | 140,477 | (2,158,515) |
| Net realized losses on investments | **6,335,281** | 3,015,146 | 3,883,840 |
| Net realized gains on sales of loans | **(1,443,735)** | (1,486,612) | (2,559,701) |
| Equity in losses of Media | **4,794,394** | 3,374,955 | 421,155 |
| (Increase) decrease in valuation of collateral appreciation participation loans and servicing fee receivable | **–** | 5,157,750 | (3,100,000) |
| (Increase) decrease in accrued interest receivable | **1,449,368** | 1,611,992 | (330,616) |
| Decrease in receivable from sale of loans | **–** | – | 10,563,503 |
| (Increase) decrease in servicing fee receivable | **731,182** | 999,687 | (1,753,733) |
| (Increase) decrease in other assets, net | **(2,282,984)** | 419,754 | (2,770,788) |
| Decrease in accounts payable and accrued expenses | **(39,192)** | (618,504) | (1,744,426) |
| Increase (decrease) in accrued interest payable | **3,451,514** | (1,749,349) | (94,069) |
| **Net cash provided by (used for) operating activities** | **(4,034,622)** | 9,665,432 | 10,176,435 |
| **Cash Flows from Investing Activities** | | | |
| Investments originated | **(158,060,115)** | (134,753,029) | (197,512,295) |
| Proceeds from sales and maturities of investments | **248,178,399** | 190,047,004 | 172,644,039 |
| Investments in and loans to Media, net | **(2,641,699)** | (8,176,586) | 2,072,075 |
| Capital expenditures | **(213,039)** | (493,556) | (626,169) |
| **Net cash provided by (used for) investing activities** | **87,263,546** | 46,623,833 | (23,422,350) |
| **Cash Flows from Financing Activities** | | | |
| Proceeds from issuance of (repayment of) notes payable to banks | **(184,981,411)** | (72,700,000) | 110,250,000 |
| Net proceeds from draws on revolving line of credit | **132,589,899** | – | – |
| Repayments of senior secured notes | **(42,686,247)** | – | – |
| Net repayment of commercial paper | **–** | (24,066,269) | (69,917,523) |
| Net proceeds from the issuance of (repayments of) SBA debentures | **24,000,000** | 22,485,000 | (1,410,000) |
| Proceeds from exercise of stock options | **–** | 374,000 | 185,995 |
| Payments of declared dividends | **(2,190,938)** | (10,027,293) | (17,760,963) |
| Proceeds from issuance of common stock | **–** | 37,401,477 | 92,000 |
| **Net cash provided by (used for) financing activities** | **(73,268,697)** | (46,533,085) | 21,439,509 |
| **Net Increase in Cash** | **9,960,227** | 9,756,180 | 8,193,594 |
| Cash, beginning of year | **25,409,058** | 15,652,878 | 7,459,284 |
| Cash, end of year | **$ 35,369,285** | $ 25,409,058 | $ 15,652,878 |
| **Supplemental Information** | | | |
| Cash paid during the year for interest | **$ 18,700,933** | $ 26,996,009 | $ 29,037,729 |
| Cash paid during the year for income taxes | **38,840** | – | – |
| Non-cash investing activities—transfers to other assets | **9,353,121** | – | – |

*The accompanying notes are an integral part of these consolidated financial statements.*

## Notes to Consolidated Financial Statements

### (1) Organization of Medallion Financial Corp. and Its Subsidiaries

Medallion Financial Corp. (the Company) is a closed-end management investment company organized as a Delaware corporation. The Company has elected to be regulated as a Business Development Company under the Investment Company Act of 1940, as amended (the 1940 Act). The Company conducts its business through various wholly-owned subsidiaries including its primary operating company, Medallion Funding Corp. (MFC), a Small Business Investment Company (SBIC) which originates and services medallion and commercial loans. As an adjunct to the Company's taxicab medallion finance business, the Company operates a taxicab rooftop advertising business, Medallion Taxi Media, Inc. (Media). (See Note 5)

The Company also conducts its business through Business Lenders, LLC (BLL), licensed under the Small Business Administration (SBA) section 7(a) program, Medallion Business Credit LLC (MBC), an originator of loans to small businesses for the purpose of financing inventory and receivables, Medallion Capital, Inc. (MCI) which conducts a mezzanine financing business, and Freshstart Venture Capital Corp. (FSVC), an SBIC which also originates and services medallion and commercial loans.

During 2002, MFC established a wholly-owned subsidiary, Taxi Medallion Loan Trust I (Trust), for the purpose of owning medallion loans originated by MFC or others. The Trust is a separate legal and corporate entity with its own creditors who, in any liquidation of the Trust, will be entitled to be satisfied out of the Trust's assets prior to any value in the Trust becoming available to the Trust's equity holders. The assets of the Trust are not available to pay obligations of its affiliates or any other party, and the assets of affiliates or any other party, are not available to pay obligation of the Trust. The Trust's loans are serviced by MFC.

### (2) Effect of New York City Terrorist Attacks and Economic Recession on Company Operations

The terrorist attacks on New York City on September 11, 2001 created a tremendous amount of actual and collateral damage to the City, and to the people and businesses who live, work, and operate there. Thankfully, the Company and its employees were not directly impacted in a material way; however, indirectly there were repercussions on certain customers. The slowdown in traffic, tourism, and other personal concerns resulted in initial operating problems for certain of our medallion individual and fleet customers. We worked with the borrowers to modify payment terms and establish a plan to enable those customers to again become current. New York City medallion values have increased since that time. The commercial lending side of the business also had several borrowers who were affected by the event. The taxi top advertising business, many of whose ads are from Broadway shows, suffered short term contract cancellations from these and other customers which reduced gross revenue by approximately $934,000 during 2001.

The attacks also further exacerbated the recessionary trends, which had become more apparent as 2001 unfolded. The effects of a general economic slowdown impacted the Company as evidenced by an increase in delinquencies and nonperforming loans, increased prepayment activity as borrowers sought lower rate financing with the Company or other lenders, and stresses on medallion and other collateral values, primarily in Chicago, and by reduced levels of advertising in Media.

As a result of the above, the Company reassessed the loss potential on the loan portfolio, servicing asset, and other receivables which resulted in charges of $11,300,000 in the 2001 third quarter to provide reserves against or writedown the values of those assets which were impacted by the attacks and the recession in the economy. These charges included $4,050,000 related to the reversal of additional interest income related to collateral appreciation participation loans whose underlying collateral value dropped significantly during the quarter, $3,300,000 for additional unrealized depreciation on the investment portfolio, $2,050,000 to write-down the value of the servicing asset, primarily related to increased levels of prepayment activity, $1,350,000 related to the establishment of a reserve against a deferred tax asset in Media resulting from increased tax losses and tax loss carry back limitations, and $550,000 for the write-off of previously capitalized transaction costs for transactions which were no longer expected to close.

Subsequently, in the 2001 fourth quarter, the Company's bank loan matured and MFC was in default under its bank loan and its senior secured notes. As of April 1, 2002 and September 13, 2002, the Company and MFC obtained amendments to their bank loans and senior secured notes. The amendments, in general, waived all defaults through September 13, 2002, changed the maturity dates of the loans and notes, modified the interest rates borne on the bank loans and the secured notes, required certain immediate, scheduled, or other prepayments of the loans and notes and reductions in the commitments under the bank loans, and required the Company and MFC to engage or seek to engage in certain asset sales, and instituted additional operating restrictions and reporting requirements, with the most recent amendment reducing such rates.

In addition to the changes in maturity, the interest rates on the Company and MFC's bank loans and MFC's note agreements were modified, and additional fees were charged to renew and maintain the facilities and notes. The recent amendments contain substantial limitations on our ability to operate and in some cases require modifications to our previous normal operations. Covenants restricting investment in certain subsidiaries, elimination of various intercompany balances between affiliates, limits on the amount and timing of dividends, the tightening of operating covenants, and additional reporting obligations were added as a condition of renewal.

While we have experienced difficulty complying with the restrictive covenants under our existing agreements, the Company believes it will be able to comply with all provisions of the amended agreements, including the

accelerated maturity schedule. As of December 31, 2002, the Company had $35,369,000 of cash on hand. We may need to sell assets to meet the amortization requirements under these amendments. While we fully intend to comply with the covenants in recent amendments, we have failed to comply with similar covenants in our existing agreements. We are currently exploring refinancing options, which would replace our obligations under the Company and MFC loans and the senior secured notes. The failure to obtain such financing or alternative financing on a timely basis could have a material adverse effect on the Company. In addition, the Company is actively pursuing other financing options for individual subsidiaries with alternate financing sources, and is continuing the ongoing program of loan participations and sales to provide additional sources of funds for both external expansion and continuation of internal growth. Furthermore, the Company has submitted an application to receive a bank charter for an industrial loan corporation (ILC) to be headquartered in Salt Lake City, Utah, which if granted, would permit the Company to receive deposits insured by the Federal Deposit Insurance Corporation. The Company has held meetings with the relevant regulatory bodies in connection with such an application. There can be no assurances that such financings will be obtained or that any application related to a bank charter would be approved. The Company believes that its credit facilities with Merrill Lynch and the SBA, and cash flow from operations (after distributions to shareholders) will be adequate to fund the continuing operations of the Company's loan portfolio and advertising business.

## (3) Summary of Significant Accounting Policies

***Use of Estimates***

The accounting and reporting policies of the Company conform with generally accepted accounting principles and general practices in the investment company industry. The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reporting and disclosure of assets and liabilities, including those that are of a contingent nature, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Principles of Consolidation***

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, except for Media. All significant intercompany transactions, balances, and profits have been eliminated in consolidation. The consolidated statements give retroactive effect to the merger with FSVC retroactively combined with the Company's financial statements as if the merger had occurred at the beginning of the earliest period presented. As a non-investment company, Media cannot be consolidated with the Company, which is an investment company under the 1940 Act. See Note 5 for the presentation of financial information for Media.

***Investment Valuation***

The Company's loans, net of participations and any unearned discount, are considered investments under the 1940 Act and are recorded at fair value. Loans are valued at cost less unrealized depreciation. Since no ready market exists for these loans, the fair value is determined in good faith by management, and approved by the Board of Directors. In determining the fair value, the Company and Board of Directors consider factors such as the financial condition of the borrower, the adequacy of the collateral, individual credit risks, historical loss experience, and the relationships between current and projected market rates and portfolio rates of interest and maturities.

Investments in equity securities and stock warrants are recorded at fair value, represented as cost, plus or minus unrealized appreciation or depreciation, respectively. The fair value of investments that have no ready market, are determined in good faith by management, and approved by the Board of Directors based upon assets and revenues of the underlying investee companies as well as general market trends for businesses in the same industry. Included in equity investments at December 31, 2002 are marketable and non-marketable securities of approximately $592,000 and $6,818,000, respectively. At December 31, 2001, the respective balances were approximately $925,000 and $2,667,000. Because of the inherent uncertainty of valuations, management's estimates of the values of the investments may differ significantly from the values that would have been used had a ready market for the investments existed and the differences could be material.

The Company's investments consist primarily of long-term loans to persons defined by SBA regulations as socially or economically disadvantaged, or to entities that are at least 50% owned by such persons. Approximately 59% and 56% of the Company's investment portfolio at December 31, 2002 and 2001 had arisen in connection with the financing of taxicab medallions, taxicabs, and related assets, of which 83% and 81% were in New York City. These loans are secured by the medallions, taxicabs and related assets, and are personally guaranteed by the borrowers, or in the case of corporations, are generally guaranteed personally by the owners. A portion of the Company's portfolio represents loans to various commercial enterprises, including finance companies, wholesalers, restaurants, and real estate. These loans are secured by various equipment and/or real estate, and are generally guaranteed by the owners, and in certain cases, by the equipment dealers. These loans are made primarily in the metropolitan New York City area. The remaining portion of the Company's portfolio is from the origination of loans guaranteed by the SBA under its Section 7(a) program, less the sale of the guaranteed portion of those loans. Funding for the Section 7(a) program depends on annual appropriations by the U.S. Congress.

## Notes to Consolidated Financial Statements

***Collateral Appreciation Participation Loans***

During the 2000 first half, the Company originated collateral appreciation participation loans collateralized by 500 Chicago taxi medallions of $29,800,000, of which $20,850,000 was syndicated to other financial institutions. In consideration for modifications from its normal taxi medallion lending terms, the Company offered loans at higher loan-to-value ratios, and is entitled to earn additional interest income based upon any increase in the value of all $29,800,000 of the collateral. During 2002, $0 additional interest income was recorded, compared to a decrease of $3,100,000 for 2001, which was reflected in investment income on the consolidated statements of operations and in accrued interest receivable on the consolidated balance sheets. During 2002, 400 of the medallions were returned to the Company in lieu of repayment of the loans. As a result, $8,000,000 of these loans was carried in other assets, and $950,000 was carried in medallion loans, in total representing 2% of the Company's assets. In addition, the borrower had not paid interest due of $1,265,000. Subsequently, the Company reached agreement to sell 300 of the 400 medallions to a new borrower at book value, upon the transfer of the ownership of the medallion licenses by the City of Chicago, and 22 medallions for $1,340,000 were reclassified back to medallion loans at yearend, reflecting the transfers to date. The Company also has been in discussions with a buyer for the 100 remaining returned medallions, and reached agreement on a term payout of the interest due with the original borrower, which is carried on nonaccrual, although payments continue to be made. As a regulated investment company, the Company is required to mark-to-market these investments on a quarterly basis, just as it does on all of its other investments. The Company believes that it has adequately calculated the fair market value of these investments in each accounting period, by relying upon information such as recent and historical medallion sale prices. The remaining loans for 100 medallions are due in June 2005, but may be prepaid at the borrowers option beginning in December 2002. The borrower has indicated its interest in refinancing the transaction and the Company expects to complete the refinance of the loans during the 2003 first quarter including the syndicated portion, at the rate and terms prevailing at the time. However, there can be no assurances that such refinancing will occur.

***Investment Transactions and Income Recognition***

Loan origination fees and certain direct origination costs are deferred and recognized as an adjustment to the yield of the related loans. At December 31, 2002 and 2001, net origination costs totaled approximately $1,449,000 and $2,149,000. Amortization expense for the years ended December 31, 2002, 2001, and 2000 was approximately $1,529,000, $1,595,000, and $1,116,000.

Interest income is recorded on the accrual basis. Loans are placed on nonaccrual status, and all uncollected accrued interest is reversed, when there is doubt as to the collectibility of interest or principal, or if loans are 90 days or more past due, unless management has determined that they are both well-secured and in the process of collection. Interest income on nonaccrual loans is recognized when cash is received. At December 31, 2002 and 2001, total nonaccrual loans were approximately $24,208,000 and $35,782,000. The amount of interest income on nonaccrual loans that would have been recognized if the loans had been paying in accordance with their original terms was approximately $4,011,000 and $5,601,000 as of December 31, 2002 and 2001, of which $2,242,000, $3,737,000, and $1,716,000 would have been recognized in the years ended December 31, 2002, 2001, and 2000.

***Loan Sales and Servicing Fee Receivable***

The Company currently accounts for its sales of loans in accordance with Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities–a Replacement of FASB Statement No. 125" (SFAS 140). SFAS 140 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. The principal portion of loans serviced for others by the Company was approximately $222,269,000 and $229,349,000 at December 31, 2002 and 2001.

Gain or losses on loan sales are primarily attributable to the sale of commercial loans which have been at least partially guaranteed by the SBA. The Company recognizes gains or losses from the sale of the SBA-guaranteed portion of a loan at the date of the sales agreement when control of the future economic benefits embodied in the loan is surrendered. The gains are calculated in accordance with SFAS 140, which requires that the gain on the sale of a portion of a loan be based on the relative fair values of the loan sold and the loan retained. The gain on loan sales is due to the differential between the carrying amount of the portion of loans sold and the sum of the cash received and the servicing fee receivable. The servicing fee receivable represents the present value of the difference between the servicing fee received by the Company (generally 100 to 400 basis points) and the Company's servicing costs and normal profit, after considering the estimated effects of prepayments and defaults over the life of the servicing agreement. In connection with calculating the servicing fee receivable, the Company must make certain assumptions including the cost of servicing a loan including a normal profit, the estimated life of the underlying loan that will be serviced, and the discount rate used in the present value calculation. The Company considers 40 basis points to be its cost plus a normal profit and uses the note rate plus 100 basis points for loans with an original maturity of ten years or less, and the note rate plus 200 basis points for loans with an original maturity of greater than ten years as the discount rate. The note rate is generally the prime rate plus 2.75%.

The servicing fee receivable is amortized as a charge to loan servicing fee income over the estimated lives of the underlying loans using the effective interest rate method. The Company reviews the carrying amount of the servicing fee receivable for possible impairment by stratifying the receivables based on one or more of the predominant risk characteristics of the

## Notes to Consolidated Financial Statements

underlying financial assets. The Company has stratified its servicing fee receivable into pools, generally by the year of creation, and within those pools, by the term of the loan underlying the servicing fee receivable. If the estimated present value of the future servicing income is less than the carrying amount, the Company establishes an impairment reserve and adjusts future amortization accordingly. If the fair value exceeds the carrying value, the Company may reduce future amortization. The servicing fee receivable is carried at the lower of amortized cost or fair value.

The estimated net servicing income is based, in part, on management's estimate of prepayment speeds, including default rates, and accordingly, there can be no assurance of the accuracy of these estimates. If the prepayment speeds occur at a faster rate than anticipated, the amortization of the servicing asset will be accelerated and its value will decline; and as a result, servicing income during that and subsequent periods would decline. If prepayments occur slower than anticipated, cash flows would exceed estimated amounts and servicing income would increase. The constant prepayment rates utilized by the Company in estimating the lives of the loans depend on the original term of the loan, industry trends, and the Company's historical data. During 2001, the Company began to experience an increase in prepayment activity and delinquencies. These trends continued to worsen during 2001, and as a result the Company revised its prepayment assumptions on certain loan pools to between 25% and 35% from the 15% rate historically used on all pools. This resulted in $2,171,000 of charges to operations, increasing the reserve for impairment of the servicing fee receivable during 2001. The prepayment rate of loans may be affected by a variety of economic and other factors, including prevailing interest rates and the availability of alternative financing to borrowers.

The activity in the reserve for servicing fee receivable follows:

| *Year Ended December 31,* | **2002** | *2001* | *2000* |
|---|---|---|---|
| Beginning Balance | **$2,376,000** | $ 205,000 | $ – |
| Additions (reductions) charged to operations | **(82,500)** | 2,171,000 | 205,000 |
| Ending Balance | **$2,293,500** | $2,376,000 | $205,000 |

The Company also has the option to sell the unguaranteed portions of loans to third party investors. The gain or loss on such sales will be calculated in accordance with SFAS No. 140. The discount related to unguaranteed portions sold would be reversed and the Company would recognize a servicing fee receivable or liability based on servicing fees retained by the Company. The Company is required to retain at least 5% of the unguaranteed portion of SBA guaranteed loans. The Company had sales of unguaranteed portions of loans to third party investors of $11,338,000 and $0 for the years ended December 31, 2002 and 2001, generating a net gain on sale of $465,000.

### *Unrealized Appreciation (Depreciation) and Realized Gains (Losses) on Investments*

The change in unrealized appreciation (depreciation) on investments is the amount by which the fair value estimated by the Company is greater (less) than the cost basis of the investment portfolio. Realized gains or losses on investments are generated through sales of investments, foreclosure on specific collateral, and write-offs of loans or assets acquired in satisfaction of loans, net of recoveries. Unrealized depreciation on net investments (which excludes Media) was approximately $958,000 as of December 31, 2002 and $7,501,000 as of December 31, 2001. The Company's investment in Media, as a wholly-owned portfolio investment company, is also subject to quarterly assessments of its fair value. The Company uses Media's actual results of operations as the best estimate of changes in fair value, and records the result as a component of unrealized appreciation (depreciation) on investments. See Note 5 for the presentation of financial information for Media.

The table below shows changes in unrealized appreciation (depreciation) on net investments for the years ended December 31, 2002, 2001, and 2000.

| | *Loans* | *Equity Investments* | *Total* |
|---|---|---|---|
| **Balance December 31, 1999** | ($8,984,053) | ($585,829) | ($9,569,882) |
| Increase in unrealized | | | |
| Appreciation on investments | 412,807 | 200,000 | 612,807 |
| Depreciation on investments | (636,367) | (20,767) | (657,134) |
| Reversal of unrealized appreciation (depreciation) related to realized | | | |
| Gains on investments | (2,573) | (15,981) | (18,554) |
| Losses on investments | 2,221,396 | – | 2,221,396 |
| **Balance, December 31, 2000** | (6,988,790) | (422,577) | (7,411,367) |
| Increase in unrealized | | | |
| Appreciation on investments | – | 2,937,051 | 2,937,051 |
| Depreciation on investments | (6,495,139) | (915,492) | (7,410,631) |
| Reversal of unrealized appreciation (depreciation) related to realized | | | |
| Gains on investments | (3,155) | – | (3,155) |
| Losses on investments | 3,862,449 | 450,014 | 4,312,463 |
| Other | (1,669) | 76,256 | 74,587 |
| **Balance December, 2001** | **(9,626,304)** | **2,125,252** | **(7,501,052)** |
| Increase in unrealized | | | |
| Appreciation on investments | **–** | **4,354,823** | **4,354,823** |
| Depreciation on investments | **(3,843,923)** | **(260,403)** | **(4,104,326)** |
| Reversal of unrealized appreciation (depreciation) related to realized | | | |
| Gains on investments | **(2,722)** | **–** | **(2,722)** |
| Losses on investments | **6,075,523** | **219,912** | **6,295,435** |
| Other | **400,000** | **(400,000)** | **–** |
| **Balance December 31, 2002** | **($6,997,426)** | **$6,039,584** | **($957,842)** |

## Notes to Consolidated Financial Statements

The table below summarizes components of unrealized realized gains and losses in the investment portfolio.

| *Year Ended December 31,* | **2002** | 2001 | 2000 |
|---|---|---|---|
| **Increase in net unrealized appreciation (depreciation) on investments** | | | |
| Unrealized appreciation | **$ 4,354,823** | $ 2,937,051 | $ 612,807 |
| Unrealized depreciation | **(4,104,326)** | (7,410,631) | (657,134) |
| Unrealized depreciation on Media | **(4,794,394)** | (3,374,955) | (421,155) |
| Realized gains | **(2,722)** | (120,545) | (18,554) |
| Realized losses | **6,295,435** | 4,432,851 | 2,221,396 |
| Other | **–** | 20,797 | – |
| **Total** | **$ 1,748,816** | $(3,515,432) | $ 1,737,360 |
| **Net realized gains (losses) on investments** | | | |
| Realized gains | **$ 2,722** | $ 1,127,593 | $ 273,676 |
| Realized losses | **(6,295,435)** | (4,124,079) | (4,157,516) |
| Direct charge-offs | **(42,568)** | (18,660) | – |
| **Total** | **$(6,335,281)** | $(3,015,146) | $(3,883,840) |

### *Goodwill*

Cost of purchased businesses in excess of the fair value of net assets acquired (goodwill) was amortized on a straight-line basis over fifteen years. The excess of fair value of net assets acquired over the cost of purchased businesses (negative goodwill) was accreted on a straight-line basis over approximately four years. Effective January 1, 2002, coincident with the adoption of SFAS No.142, " Goodwill and Intangible Assets," the Company ceased the amortization of goodwill, and engaged a consultant to help management evaluate its carrying value. The results of this evaluation demonstrated no impairment in goodwill for 2002. The Company intends to conduct an annual appraisal of its goodwill, with updates semi-annually, and will recognize any impairment in the period the impairment is identified. The amount of goodwill amortized to expense was $0 in 2002, and was $653,000 and $540,000 for 2001 and 2000. If goodwill had not been amortized for 2001 and 2000, net increase (decrease) in net assets resulting from operations would have been ($3,406,000) and $8,081,000 or ($0.21) and $0.55 per share, respectively.

### *Fixed Assets*

Fixed assets are carried at cost less accumulated depreciation and amortization, and are depreciated on a straight-line basis over their estimated useful lives of 3 to 10 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated economic useful life of the improvement. Depreciation and amortization expense was $595,000, $610,000, and $973,000 for the years ended December 31, 2002, 2001, and 2000.

### *Deferred Costs*

Deferred financing costs, included in other assets, represents costs associated with obtaining the Company's borrowing facilities, and is amortized over the lives of the related financing agreements. Amortization expense was $7,958,000, $1,521,000, and $333,000 for the years ended December 31, 2002, 2001, and 2000. In addition, the Company capitalizes certain costs for transactions in the process of completion, including those for acquisitions and the sourcing of other financing alternatives. Upon completion or termination of the transaction, any accumulated amounts will be amortized against income over an appropriate period, capitalized as goodwill, or written off. The amounts on the balance sheet for all of these purposes were $5,135,000 and $2,638,000 as of December 31, 2002 and 2001. See also note 16 for the details of the costs of debt extinguishment.

### *Federal Income Taxes*

The Company and each of its corporate subsidiaries other than Media (the RIC subsidiaries) have elected to be treated for federal income tax purposes as a regulated investment company (RICs) under the Internal Revenue Code of 1986, as amended (the Code). As RICs, the Company and each of the RIC subsidiaries are not subject to US federal income tax on any gains or investment company taxable income (which includes, among other things, dividends and interest income reduced by deductible expenses) that it distributes to its shareholders, if at least 90% of its investment company taxable income for that taxable year is distributed. It is the Company's and the RIC subsidiaries policy to comply with the provisions of the Code. The Company did not qualify to be treated as a RIC for 2002, primarily due to a shortfall of interest and dividend income related to total taxable income caused primarily by losses in MFC and other subsidiaries. As a result, the Company was treated as a taxable entity in 2002, which had an immaterial effect on the Company's financial position and results of operations for 2002. The Company is currently assessing whether to remain a RIC in 2003 as a result of this change in status, the proposed new tax law, and for other strategic reasons including the utilization of 2003 taxable losses. In addition, depending on the Company's financial performance in 2003 it may not be able to qualify as a RIC.

As a result of the above, for 2002, income taxes were provided under the provisions of SFAS No. 109, "Accounting for Income Taxes." As a failed RIC which did not qualify for conduit tax treatment, the Company was treated as a taxable entity for tax purposes. Accordingly, the Company recognized current and deferred tax consequences for all transactions recognized in the consolidated financial statements, calculated based upon the enacted tax laws, including tax rates in effect for current and future years. Valuation allowances were established for deferred tax assets when it was more likely than not that they would not be realized.

Media is not an RIC and is taxed as a regular corporation. For 2002, Media's taxes will be calculated in combination with the Company. The Trust is not subject to federal income taxation. Instead, the Trust's taxable income is treated as having been earned by MFC, which will not be taxed on such income if it is distributed to the Company.

## Notes to Consolidated Financial Statements

### *Net Increase (Decrease) in Net Assets Resulting from Operations per Share (EPS)*

Basic earnings per share are computed by dividing net increase (decrease) in net assets resulting from operations available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if option contracts to issue common stock were exercised, and has been computed after giving consideration to the weighted average dilutive effect of the Company's common stock and stock options. The table below shows the calculation of basic and diluted EPS.

| *Years Ended December 31,* | **2002** | *2001* | *2000* |
|---|---|---|---|
| Net increase (decrease) in net assets resulting from operations available to common shareholders | **$(12,611,616)** | $(4,058,283) | $ 7,540,688 |
| Weighted average common shares outstanding applicable to basic EPS | **18,242,728** | 16,852,179 | 14,536,942 |
| Effect of dilutive stock options [1] | **–** | – | 39,241 |
| Adjusted weighted average common shares outstanding applicable to diluted EPS | **18,242,728** | 16,852,179 | 14,576,183 |
| Basic earnings per share | **$ (0.69)** | $ (0.24) | $ 0.52 |
| Diluted earnings per share | **(0.69)** | (0.24) | 0.52 |

*(1) Because there were net losses in 2002 and 2001, the effect of stock options is a antidilutive, and therefore is not presented.*

### *Dividends to Shareholders*

On August 9, 2002, a dividend of $0.03 per share was declared. The dividend was paid on September 13, 2002 to shareholders of record on September 3, 2002. The table below shows the tax character of distributions for tax reporting purposes.

| *Years Ended December 31,* | **2002** | *2001* | *2000* |
|---|---|---|---|
| Dividends paid from | | | |
| Ordinary income | **$547,282** | $6,426,668 | $ 6,651,720 |
| Long-term capital gain | **–** | – | 10,743,749 |
| Total dividends | **$547,282** | $6,426,668 | $17,395,469 |

Our ability to make dividend payments is further restricted by certain financial covenants contained in our credit agreements, which require paydowns on amounts outstanding if dividends exceed certain amounts, by SBA regulations, and under the terms of the SBA debentures. As of December 31, 2002, all required dividends for tax purposes had been paid.

### *Stock-Based Compensation*

The Company has adopted the provisions of SFAS No.123 Accounting for Stock Based Compensation (SFAS 123)", which established a fair value-based method of accounting for stock options. The Company measures compensation cost for stock options using the current intrinsic value-based method as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Under SFAS 123, the use of the intrinsic value-based method requires pro forma disclosure of net income and earnings per share as if the fair value-based method had been adopted.

The Company records stock compensation in accordance with APB Opinion No. 25. Had compensation cost for stock options been determined based on the fair value at the date of grant, consistent with the provisions of SFAS 123, the Company's net increase in net assets resulting from operations would have been increased to the pro forma amounts indicated in the table below.

| | **2002** | *2001* [1] | *2000* |
|---|---|---|---|
| Net increase (decrease) in net assets resulting from operations | **$(12,611,616)** | $(4,058,283) | $7,540,688 |
| Add: stock-based employee compensation expense determined under APB No.25, included in net increase (decrease) net assets resulting from operations | **–** | 439,776 | – |
| Less: stock-based employee compensation benefit (expense) determined under fair value method | **2,572** | – | 988,157 |
| Net increase (decrease) in net assets resulting from operations, pro forma | **$(12,614,188)** | $(3,618,507) | $6,552,531 |
| **Net value per share** | | | |
| Basic—as reported | **$ 0.69** | $ 0.24 | $ 0.52 |
| Basic—pro forma | **0.69** | 0.22 | 0.45 |
| Diluted—as reported | **0.69** | 0.24 | 0.52 |
| Diluted—pro forma | **0.69** | 0.22 | 0.45 |

*(1) During 2001, the impact of employee forfeitures exceeded the proforma compensation expense related to grants, and accordingly, the proforma impact reduced the Company's net decrease in net assets resulting from operations.*

### *Derivatives*

Through June 2002, the Company was party to certain interest rate cap agreements. These contracts were entered into as part of the Company's management of interest rate exposure and limited the amount of interest rate risk that could be taken on a portion of the Company's outstanding debt. All interest rate caps are designated as hedges of certain liabilities; however, any hedge ineffectiveness is charged to earnings in the period incurred. Premiums paid on the interest rate caps were previously amortized over the lives of the cap agreements and amortization of these costs was recorded as an adjustment to interest expense. Upon adoption of SFAS 133, the interest rate caps were recorded as a reduction of interest expense over the life of the agreements. No amounts were charged to earnings in 2002, and $82,000 and $84,000 were charged to earnings in 2001 and 2000. The Company had no interest rate cap agreements outstanding as of December 31, 2002.

### *Reclassifications*

Certain reclassifications have been made to prior year balances to conform with the current year presentation.

### (4) Business Combinations

On October 2, 2000, the Company completed the merger with FSVC. The Company issued 0.23865 shares of its common stock for each outstanding share of FSVC, for a total of 518,449 shares of the Company's common stock. The transaction was accounted for as a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended, and was treated under the pooling-of-interests method of accounting for financial reporting purposes. The following table sets forth the results of operations of FSVC and the Company for the nine months ended September 30, 2000.

| | *The Company*[1] | *Freshstart* | *Combined* |
|---|---|---|---|
| **For the nine months ended September 30, 2000** | | | |
| Total investment income | $40,758,000 | $1,864,000 | $42,622,000 |
| Net increase in net assets from operations | 11,173,000 | 361,000 | 11,534,000 |

*(1) "The Company" column includes elimination entries for the intercompany transactions.*

### (5) Investment in and Loans to Media

The following table represents Media's consolidated statements of operations.

| *Year Ending December 31,* | **2002** | 2001 | 2000 |
|---|---|---|---|
| **Advertising revenue** | **$ 6,489,358** | $13,249,993 | $11,144,349 |
| Cost of fleet services | **4,946,702** | 7,592,173 | 5,750,203 |
| **Gross profit** | **1,542,656** | 5,657,820 | 5,394,146 |
| Other operating expenses | **7,036,077** | 7,907,994 | 6,056,576 |
| **Loss before taxes** | **(5,493,421)** | (2,250,174) | (662,430) |
| Income tax provision (benefit) | **(699,027)** | 1,124,781 | (241,275) |
| **Net loss** | **$(4,794,394)** | $(3,374,955) | $ (421,155) |

The following table presents Media's consolidated balance sheets.

| *Year Ending December 31,* | **2002** | 2001 |
|---|---|---|
| Cash | **$ 211,090** | $ 270,350 |
| Accounts receivable | **1,031,698** | 1,531,183 |
| Federal income tax receivable | **278,531** | 1,106,778 |
| Equipment, net | **2,089,830** | 3,068,854 |
| Prepaid signing bonuses | **2,201,315** | 2,890,613 |
| Goodwill | **2,082,338** | 2,086,760 |
| Other | **291,654** | 342,118 |
| **Total assets** | **$ 8,186,456** | $11,296,656 |
| Accounts payable and accrued expenses | **$ 1,031,549** | $ 1,831,554 |
| Deferred revenue | **789,846** | 755,358 |
| Due to parent | **10,388,562** | 7,697,309 |
| Note payable to banks | **1,858,815** | 2,117,462 |
| **Total liabilities** | **14,068,772** | 12,401,683 |
| Equity | **1,001,000** | 1,001,000 |
| Accumulated net losses | **(6,883,316)** | (2,106,027) |
| Total accumulated net losses | **(5,882,316)** | (1,105,027) |
| **Total liabilities and equity** | **$ 8,186,456** | $11,296,656 |

During 2002 and 2001, Media's operations were constrained by a very difficult advertising environment compounded by the rapid expansions of tops inventory that occurred during 1999 and 2000. Media began to recognize losses as growth in operating expenses exceeded growth in revenue. Also, a substantial portion of Media's revenues in 2001 arose from the realization of amounts that had been paid for and deferred from prior periods. Media is actively pursuing new sales opportunities, including expansion and upgrading of the sales force, and has taken steps to reduce operating expenses, including renegotiation of fleet payments for advertising rights to better align ongoing revenues and expenses, and to maximize cash flow from operations. Media's growth prospects are currently constrained by the operating environment and distressed advertising market that resulted from the September 11, 2001 terrorist attacks and a general economic downturn. Media has developed an operating plan to fund only necessary operations out of available cash flow and to escalate its sales activities to generate new revenues. Although there can be no assurances, Media and the Company believe that this plan will enable Media to weather this downturn in the advertising cycle and maintain operations at existing levels until such times as business returns to historical levels.

Also included in 2001 was a $1,350,000 tax provision to establish a valuation allowance against the future realization of a deferred tax asset that was recorded in prior periods relating to actual tax payments made for taxable revenue that had not been recorded for financial reporting purposes, of which $656,000 was reversed in 2002 as a result of changes in the tax laws. During 2001, primarily as a result of expansion into numerous cities and the lag associated with selling those taxi tops, Media began to incur losses for both financial reporting and tax purposes, indicating that this deferred tax asset now represented a receivable or refund from the tax authorities for those taxes previously paid. However, due to statutory limitations in 2001 on Media's ability to carry these tax losses back more

## Notes to Consolidated Financial Statements

than two years, and the uncertainties concerning the level of Media's taxable income in the future, Media determined to reserve against the receivable. In March 2002, Congress passed and the President signed, an economic stimulus bill that among its provisions included a carryback provision for five years. As a result, Media carried back an additional $656,000 in the 2002 first quarter and retains a net operating loss carryforward of $6,056,000.

The reduction in accounts payable and accrued expenses primarily reflected adjustments made during the 2002 second quarter to obligations owed to certain taxi fleet operators which resulted from Media's efforts to continue reducing fleet costs so that they were more in line with the reduced levels of revenue. The increase in amounts due to parent primarily reflected charges for salaries and benefits and corporate overhead paid by the parent on Media's behalf. The reduction in federal income taxes receivable reflected the collection of the refunds the balance due, the balance of which was received this January, 2003.

### (6) Revolving Line of Credit, Notes Payable to Banks and Senior Secured Notes

In September 2002, the Company and MFC renegotiated a substantial portion of their outstanding debt. A wholly-owned subsidiary of MFC, Taxi Medallion Loan Trust I (Trust), entered into a revolving line of credit with Merrill Lynch Bank, USA for the purpose of acquiring medallion loans from MFC and to provide for future growth in the medallion lending business. The funds paid to MFC by the Trust were used to pay down notes payable to banks and senior secured notes. As a result of these paydowns, the Company and MFC were able to negotiate amendments to their existing facilities with the banks and noteholders. As of December 31, 2002, the Company and MFC were current on all debt obligations and in full compliance with all terms and conditions. The Company continues to explore alternative financing options with other lenders for the balance of its debt outstanding under the notes payable to banks and the senior secured notes.

Borrowings under the Trust's revolving line of credit are secured by the Trust's assets and borrowings under the notes payable to banks and the senior secured notes are secured by the assets of MFC and the Company.

The outstanding balances were as follows:

| | **December 31, 2002** | *December 31, 2001* |
|---|---|---|
| Revolving line of credit | **$132,590,000** | $ — |
| Notes payable to banks | **48,018,000** | 233,000,000 |
| Senior secured notes | **2,314,000** | 45,000,000 |
| **Total** | **$182,922,000** | $278,000,000 |

***(A) Revolving Line of Credit***

In September 2002, the Trust, a separate but wholly-owned subsidiary of MFC organized as a Delaware statutory trust entered into a revolving line of credit agreement with Merrill Lynch Bank USA (MLB) to provide up to $250,000,000 of financing to the Trust, to acquire medallion loans from MFC, funded by the secured revolving line of credit with MLB (MLB line). MFC is the servicer of the loans owned by the Trust. The MLB line includes a borrowing base covenant and rapid amortization in certain circumstances. In addition, if certain financial tests are not met, MFC can be replaced as a servicer. The MLB line matures in September 2003, but may be extended until September 2004 if certain conditions are met. The interest rate is LIBOR plus 1.50% with an unused facility fee of 0.375%.

***(B) Notes Payable to Banks and Senior Secured Notes***

We are a party to three other financing agreements: 1) the Second Amended and Restated Loan Agreement, dated as of September 22, 2000, among the Company, MBC and the parties thereto (the Company Bank Loan); 2) the Amended and Restated Loan Agreement, dated as of December 24, 1997, as amended, among MFC and the parties thereto (the MFC Bank Loan); and 3) the Note Purchase Agreements, each dated as of June 1, 1999, as amended, between MFC and the note holders thereto (the MFC Note Agreements). In September 2002, all three agreements were amended coincident with the closing on the MLB line as described below.

The Company Bank Loan matures August 31, 2003, and bears interest at the rate per annum of prime plus 0.5%. The amortization schedule is as shown on page 44. The Company Bank Loan permits the payment of dividends solely to the extent necessary to enable the Company to maintain its status as a RIC and to avoid the payment of excise taxes, consistent with the Company's dividend policy. The Company Bank Loan is secured by all receivables and various other assets owned by the Company. All financial covenants except for the borrowing base covenants (as further discussed below) are waived during the term of the loan.

The MFC Bank Loan matures August 31, 2003, and bears interest at the rate per annum of prime, which increases to prime plus 0.5% on January 11, 2003, and further increases to prime plus 1% on May 11, 2003. The amortization schedule is as shown on page 44. The MFC Bank Loan permits the payment of dividends solely to the extent necessary to enable MFC to maintain its status as a RIC and to avoid the payment of excise taxes, consistent with MFC's dividend policy. The MFC Bank Loan is secured by all receivables and various other assets owned by MFC. The collateral for the MFC Bank Loan secures both the MFC Bank Loan and the MFC Note Agreements on an equal basis. All financial covenants except for the borrowing base covenants (as further discussed below) are waived during the term of the loan.

## Notes to Consolidated Financial Statements

The MFC Note Agreements have similar terms to the MFC Bank Loan, except the initial interest rate is 8.85%, which increases to 9.35% on January 12, 2003, and further increases to 9.85% on May 12, 2003. A prepayment penalty of approximately $3,500,000 must be paid on or before maturity, of which $3,332,000 has been accrued in accordance with the prepayment provisions of the agreement, and is recorded in interest payable on the consolidated balance sheet.

The Company Bank Loan, MFC Bank Loan, and MFC Note Agreements (Financing Agreements) obligate the Company or MFC, as applicable, to prepay the loans under the applicable Financing Agreement in the event the outstanding amount thereunder exceeds an agreed upon borrowing base as defined in the loan documents (which generally equals a specified percentage of the eligible outstanding commercial and medallion loans plus cash). The Financing Agreements are guaranteed by Media, secured pro rata by 100% of Media's capital stock. In addition, as is standard with servicing agreements, the MLB Line contains a Servicer Default if MFC fails to satisfy certain financial tests and other requirements, but such failure does not, in and of itself, provide MLB the right to accelerate the maturity of loans. If MLB obtains the right to replace MFC as the servicer, and so notifies MFC and fails to retract such notice within seven days, the banks or note holders would thereupon obtain the right to replace the Company or MFC as servicer for the loans constituting collateral under their agreements.

Without the lenders prior written approval, the Financing Agreements continue to contain numerous and substantial operating restrictions on the Company and MFC, including restrictions on our ability to incur debt, incur liens, merge, consolidate, sell or transfer assets, loan and invest in third parties and our subsidiaries, repurchase or redeem stock, purchase portfolios, acquire or form other entities, amend certain material agreements, make capital expenditures, have outstanding intercompany receivables, and further securitize our assets. In addition to the amortization schedule for the loans and notes shown on page 44, the Company and MFC would be required to prepay the loans and notes out of the proceeds from the sale of equity, debt, or assets, subject to certain exceptions.

***The Company Bank Loan***

On July 31, 1998 (and as subsequently amended and restated), the Company and MBC entered into the Company Bank Loan, a committed revolving credit agreement with a group of banks. On September 21, 2001, the Company Bank Loan was extended to November 5, 2001 to allow for continuation of renewal discussions which were completed and an amendment signed on February 20, 2002. The Company Bank Loan was further amended on September 13, 2002. As of December 31, 2002 and December 31, 2001, amounts available under this loan agreement were $0 and $25,000,000.

***The MFC Bank Loan***

On March 27, 1992 (and as subsequently amended and restated), MFC entered into the MFC Bank Loan, a line of credit with a group of banks. Effective on June 1, 1999, MFC extended the MFC Bank Loan until September 30, 2001 at an aggregate credit commitment amount of $220,000,000, an increase from $195,000,000 previously, pursuant to the Amended and Restated Loan Agreement dated December 24, 1997. Amounts available under the MFC Bank Loan were reduced by amounts outstanding under the commercial paper program as the MFC Bank Loan acted as a liquidity facility for the commercial paper program. The MFC Bank Loan was further amended on March 30, 2001, September 30, 2001, December 31, 2001, April 1, 2002, and September 13, 2002. As of December 31, 2002 and December 31, 2001, amounts available under the MFC Bank Loan were $0.

***MFC Note Agreements***

On June 1, 1999, MFC issued $22,500,000 of Series A senior secured notes and on September 1, 1999, MFC issued $22,500,000 of Series B senior secured notes (together, the Notes). The Notes rank pari passu with the Bank Loans through inter-creditor agreements, and generally are subject to the same terms, conditions, and covenants as the MFC Bank Loans.

***Amendments to the Company Bank Loan, MFC Bank Loan, and MFC Note Agreements***

Previously, in the 2001 fourth quarter, the Company Bank Loan matured and MFC was in default under its bank loan and its senior secured notes. As of April 1, 2002 and September 13, 2002, the Company and MFC obtained amendments to their bank loans and senior secured notes. The amendments, in general, waived all defaults through September 13, 2002, changed the maturity dates of the loans and notes, modified the interest rates borne on the bank loans and the secured notes, required certain immediate, scheduled or other prepayments of the loans and notes and reductions in the commitments under the bank loans, and required the Company and MFC to engage or seek to engage in certain asset sales, and instituted additional operating restrictions and reporting requirements, with the most recent amendment reducing such rates.

In addition to the changes in maturity, the interest rates on the Company and MFC's Bank Loans and MFC's Note Agreements were modified, and additional fees were charged to renew and maintain the facilities and notes. The recent amendments contain substantial limitations on our ability to operate and in some cases require modifications to our previous normal operations. Covenants restricting investment in certain subsidiaries, elimination of various intercompany balances between affiliates, limits on the amount and timing of dividends, the tightening of operating covenants, and additional reporting obligations were added as a condition of renewal.

## Notes to Consolidated Financial Statements

The amendments require the following amortization schedule based on payment activity through December 31, 2002:

| 2003 | The Company Bank Loan | MFC Bank Loan | MFC Note Purchase Agreement | Total |
|---|---|---|---|---|
| January | $ — | $ 3,499,000 | $ 727,000 | $ 4,226,000 |
| February | 13,500,000 | 1,655,000 | 345,000 | 15,500,000 |
| March | 1,000,000 | 1,655,000 | 345,000 | 3,000,000 |
| April | 18,000,000 | 827,000 | 173,000 | 19,000,000 |
| May | 1,000,000 | 827,000 | 173,000 | 2,000,000 |
| June | 1,000,000 | 827,000 | 173,000 | 2,000,000 |
| July | 1,000,000 | 827,000 | 173,000 | 2,000,000 |
| August | 1,421,000 | 981,000 | 205,000 | 2,607,000 |
| **Total** | **$36,921,000** | **$11,098,000** | **$2,314,000** | **$50,333,000** |

### *Interest and Principal Payments*

Interest and principal payments are paid monthly. Interest on the bank loans is calculated monthly at a rate indexed to the bank's prime rate. Substantially all promissory notes evidencing the Company's and MFC's investments, other than those held by the Trust, are held by a bank as collateral agent under the agreements. The Company and MFC are required to pay an amendment fee of 25 basis points on the amount of the aggregate commitment for the Company. As noted above, the amendments entered into during 2002 to the Company's bank loans and senior secured notes involved changes, and in some cases increases, to the interest rates payable there under. In addition, during events of default, the interest rate borne on the lines of credit is based upon a margin over the prime rate rather than LIBOR. In addition to the interest rate charges, approximately $14,521,000 had been incurred through December 31, 2002 for attorneys and other professional advisors, most working on behalf of the lenders, and for prepayment penalties and default interest charges, of which $9,417,000 was expensed as part of costs of debt extinguishment in 2002, $1,754,000 was expensed as part of interest expense in 2002, and $173,000 was expensed as part of professional fees. The balance of $3,156,000, which relates solely to the Trust's new line of credit with Merrill Lynch, will be charged to interest expense over the remaining term of the line of credit.

The table below shows the costs of the debt and related amounts outstanding for the years ended December 31, as follows:

| | 2002 | 2001 |
|---|---|---|
| **The Company** | | |
| Interest expense (1) | **$ 3,936,336** | $ 6,412,265 |
| Costs of debt extinguishment | **1,735,404** | — |
| Total debt costs | **$ 5,671,740** | $ 6,412,265 |
| Average borrowings outstanding | **$ 59,702,701** | $ 96,183,151 |
| Interest rate (2) | **6.59%** | 6.67% |
| Total debt costs rate (3) | **9.50%** | 6.67% |
| Amount outstanding | **$ 36,921,000** | $ 85,000,000 |
| Weighted average interest at period end | **4.95%** | 6.25% |
| **MFC** | | |
| Interest expense (1) | **$ 9,749,294** | $ 16,422,920 |
| Costs of debt extinguishment | **7,681,910** | — |
| Total debt costs | **$ 17,431,204** | $ 16,422,920 |
| Average borrowings outstanding | **$135,019,784** | $233,775,260 |
| Interest rate (2) | **7.22%** | 7.03% |
| Total debt costs rate (3) | **12.91%** | 7.03% |
| Amount outstanding | **$ 13,411,920** | $193,000,000 |
| Weighted average interest at period end | **5.21%** | 5.36% |
| **Combined** | | |
| Interest expense (1) | **$ 13,685,630** | $ 22,835,185 |
| Costs of debt extinguishment | **9,417,314** | — |
| Total debt costs | **$ 23,102,944** | $ 22,835,185 |
| Average borrowings outstanding | **$194,722,485** | $329,958,411 |
| Interest rate (2) | **7.03%** | 6.92% |
| Total debt costs rate (3) | **11.86%** | 6.92% |
| Amount outstanding | **$ 50,332,290** | $278,000,000 |
| Weighted average interest at period end | **5.02%** | 5.63% |

*(1) Includes commitment fees, and amortization of certain capitalized costs of obtaining debt.*
*(2) Represents interest expense for the period presented as a percentage of average borrowings outstanding.*
*(3) Represents total debt costs for the period presented as a percentage of average borrowings outstanding.*

### *(C) Interest Rate Cap Agreements*

On June 22, 2000, MFC entered into an interest rate cap agreement limiting the Company's maximum LIBOR exposure on $10,000,000 of MFC's revolving credit facility to 7.25% until June 24, 2002. Premiums paid under interest rate cap agreements were fully expensed by the end of 2001, including $0, $82,000, and $84,000 expensed in 2002, 2001, and 2000. There are no unamortized premiums as of December 31, 2002.

### (7) SBA Debentures Payable

Outstanding SBA debentures were as follows:

*(Dollars in thousands)*

| Due Date | 2003 | 2004 | 2005 | 2006 | 2007 | Thereafter | 2002 | 2001 | Interest Rate |
|---|---|---|---|---|---|---|---|---|---|
| September 1, 2011 | $ — | $ — | $ — | $ — | $ — | $17,985 | **$17,985** | $17,985 | 6.77% |
| March 1, 2013 | | | | | | 15,000 | **15,000** | — | 3.13 |
| March 1, 2012 | | | | | | 10,500 | **10,500** | — | 7.22 |
| December 1, 2006 | | | | 5,500 | | | **5,500** | 5,500 | 7.08 |
| December 1, 2011 | | | | | | | **—** | 4,500 | 3.38 |
| March 1, 2007 | | | | | 4,210 | | **4,210** | 4,210 | 7.38 |
| September 1, 2007 | | | | | 4,060 | | **4,060** | 4,060 | 7.76 |
| September 1, 2012 | | | | | | 3,000 | **3,000** | — | 5.55 |
| June 1, 2007 | | | | | 3,000 | | **3,000** | 3,000 | 7.07 |
| March 1, 2006 | | | | 2,000 | | | **2,000** | 2,000 | 7.08 |
| March 1, 2013 | | | | | | 1,300 | **1,300** | — | 2.81 |
| June 1, 2005 | | | 520 | | | | **520** | 520 | 6.69 |
| December 1, 2005 | | | 520 | | | | **520** | 520 | 6.54 |
| June 1, 2006 | | | | 250 | | | **250** | 250 | 7.71 |
| December 16, 2002 | | | | | | | **—** | 1,300 | 4.51 |
| | $ — | $ — | $1,040 | $7,750 | $11,270 | $47,785 | **$67,845** | $43,845 | 6.24 |

## Notes to Consolidated Financial Statements

During 2001, FSVC and MCI were approved by the SBA to receive $36,000,000 each in funding over a period of five years. MCI drew down $10,500,000 during June 2001 and $4,500,000 during December 2001. FSVC drew down $7,485,000 in July 2001, $6,000,000 in January 2002, $3,000,000 in April 2002, $15,000,000 in September 2002, and $1,300,000 in November 2002.

### (8) Income Taxes

The Company is considered to be a taxable entity for US Federal income tax purposes for 2002. The results of the Company's operations are also subject to state taxation in various jurisdictions in 2002.

The provision (benefit) for income taxes consisted of the following components for the year ended December 31, 2002.

| | |
|---|---|
| **Current** | |
| US federal | $ 72,000 |
| State | 13,000 |
| | 85,000 |
| Deferred | |
| US federal | (712,000) |
| State | — |
| | (712,000) |
| Provision (benefit) for income taxes before valuation allowance for tax assets | (627,000) |
| Valuation allowance for tax assets | 712,000 |
| **Net provision for income taxes** | $ 85,000 |

In connection with the Company's loss of RIC status for 2002 and its effective conversion from an entity that was allowed to reduce its taxable income by distributions to its shareholders to an entity that was not allowed such reductions, the Company recognized a deferred tax asset primarily related to unrealized losses on investments owned.

The following table reconciles the provision for income taxes to the US federal statutory income tax rate for the year ended December 31, 2002.

| | |
|---|---|
| US federal statutory tax rate | (34.0%) |
| Deduction related to Media's results of operations taxed separately | (21.1) |
| Taxable income from nonaccrual loans | (4.5) |
| Unrealized depreciation not deductible | (3.2) |
| Other | (5.0) |
| **Effective income tax rate** | (9.2%) |

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Total tax assets are primarily represented by temporary differences for unrealized losses on investments in the amount of approximately $3,208,000, partially offset by temporary differences for deferred income to be recognized in future years of $1,935,000, resulting in a the net operating loss carryforward of $1,273,000 which expires in 2010. The Company is exploring alternatives to qualify as a regulated investment company for tax purposes, and if such qualification is achieved, the net operating losses will not be utilizable unless the Company, in future periods, does not qualify as a regulated investment company for tax purposes and has capital gains, in which case some or all of the capital loss carryforwards may be available to be utilized.

Reclassifications arising from book basis and tax basis differences for the year ended December 31, 2002 resulted in a decrease to capital in excess of par in the amount of $11,036,537 and a decrease to accumulated net investment losses of $11,036,537.

These differences are primarily due to the differing treatment of net operating losses for book and tax purposes. Reclassifications of the components of shareholders' equity reflected in the Consolidated Balance Sheet did not affect net investment loss, net realized losses or total shareholders' equity.

As the Company cannot estimate if there will be sufficient taxable income in the years in which the temporary tax differences will reverse, a valuation allowance has been established in the amount of $1,273,000 for the net tax assets position described above.

### (9) Stock Options

The Company has a stock option plan (1996 Stock Option Plan) available to grant both incentive and nonqualified stock options to employees. The 1996 Stock Option Plan, which was approved by the Board of Directors and shareholders on May 22, 1996, provides for the issuance of a maximum of 750,000 shares of common stock of the Company. On June 11, 1998, the Board of Directors and shareholders approved certain amendments to the Company's 1996 Stock Option Plan, including increasing the number of shares reserved for issuance from 750,000 to 1,500,000. At December 31, 2002, 282,454 shares of the Company's common stock remained available for future grants. The 1996 Stock Option Plan is administered by the Compensation Committee of the Board of Directors. The option price per share may not be less than the current market value of the Company's common stock on the date the option is granted. The term and vesting periods of the options are determined by the Compensation Committee, provided that the maximum term of an option may not exceed a period of ten years.

A non-employee director stock option plan (the Director Plan) was also approved by the Board of Directors and shareholders on May 22, 1996. On February 24, 1999, the Board of Directors amended and restated the Director Plan in order to adjust the calculation of the number of shares of the Company's common stock issuable under options to be granted to a non-employee director upon his or her re-election. Under the prior plan the number of options granted was obtained by dividing $100,000 into the current market price for the common stock. The Director Plan calls for the grant of options to acquire 9,000 shares of common stock upon election of a non-employee director. It provides for an automatic grant of options to purchase 9,000 shares of the Company's common stock to an Eligible Director upon election to the Board, with an adjustment for directors who are elected to serve less than a full term. A total of 100,000 shares

of the Company's common stock are issuable under the Director Plan. At December 31, 2002, 37,511 shares of the Company's common stock remained available for future grants. The grants of stock options under the Director Plan are automatic as provided in the Director Plan. The option price per share may not be less than the current market value of the Company's common stock on the date the option is granted. Options granted under the Director Plan are exercisable annually, as defined in the Director Plan. The term of the options may not exceed five years.

The weighted average fair value of options granted during the years ended December 31, 2002, 2001, and 2000 was $1.11, $2.79, and $3.98 per share, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. However, management believes that such a model may or may not be applicable to a company regulated under the 1940 Act. The following weighted average assumptions were used for grants in 2002, 2001 and 2000:

| *Year ended December 31,* | **2002** | *2001* | *2000* |
|---|---|---|---|
| Risk free interest rate | **5.0%** | 5.4% | 6.3% |
| Expected dividend yield | **8.0%** | 8.0% | 8.0% |
| Expected life of option in years | **7.0** | 7.0 | 7.0 |
| Expected volatility | **44%** | 44% | 44% |

The following table presents the activity for the stock option program under the 1996 Stock Option Plan and the Director Plan for the years ended December 31, 2002, 2001, and 2000:

| | ***Number of Options*** | ***Exercise Price Per Share*** | ***Weighted Average Exercise Price*** |
|---|---|---|---|
| **Outstanding at December 31, 1999** | 1,040,863 | $6.71-$29.25 | $18.88 |
| Granted | 93,164 | 14.50-20.63 | 17.36 |
| Cancelled | (25,750) | 14.25-29.25 | 19.85 |
| Exercised | (19,001) | 6.71-11.00 | 9.79 |
| **Outstanding at December 31, 2000** | 1,089,276 | 6.71-29.25 | 18.88 |
| Granted | 213,750 | 11.50-16.00 | 12.37 |
| Cancelled | (284,613) | 13.75-29.50 | 18.05 |
| Exercised | (34,000) | 15.13-15.13 | 15.13 |
| **Outstanding at December 31, 2001** | 984,413 | 6.71-29.25 | 17.97 |
| Granted | **809,701** | 4.73-9.00 | 5.29 |
| Cancelled | **(53,976)** | 4.85-29.25 | 15.11 |
| Exercised | **–** | – | – |
| **Outstanding at December 31, 2002** | **1,740,138** | **4.73-29.25** | **$12.16** |
| **Options exercisable at** | | | |
| December 31, 2000 | 494,712 | $6.71-29.25 | $17.68 |
| December 31, 2001 | 492,654 | 6.71-29.25 | 19.37 |
| December 31, 2002 | 997,347 | 4.73-29.25 | 16.63 |

The following table summarizes information regarding options outstanding and options exercisable at December 31, 2002 under the 1996 Stock Option Plan and the Director Plan:

| | ***Options Outstanding*** | | | ***Options Exercisable*** | | |
|---|---|---|---|---|---|---|
| | | ***Weighted average*** | | | ***Weighted average*** | |
| ***Range of Exercise Prices*** | ***Shares At December 31, 2002*** | ***Remaining contractual life in years*** | ***Exercise price*** | ***Shares At December 31, 2002*** | ***Remaining contractual life in years*** | ***Exercise price*** |
| $4.73-5.51 | 723,899 | 9.36 | $ 5.10 | 126,136 | 9.39 | $ 5.10 |
| 6.71-13.75 | 324,428 | 7.07 | 11.09 | 195,506 | 6.24 | 11.14 |
| 14.25-15.56 | 62,855 | 7.22 | 14.72 | 51,415 | 7.08 | 14.68 |
| 16.00-18.75 | 366,934 | 4.58 | 17.46 | 381,268 | 4.58 | 17.45 |
| 19.31-29.25 | 243,022 | 5.50 | 26.51 | 243,022 | 5.50 | 26.17 |
| $4.73-$29.25 | 1,740,138 | 7.26 | $12.16 | 997,347 | 5.87 | $16.63 |

# Notes to Consolidated Financial Statements

## (10) Quarterly Results of Operations (Unaudited) [1]

The following table represents the Company's quarterly results operations for the years ended December 31, 2002, 2001, and 2000:

| *(In thousands except per share amounts)* | *March 31* | *June 30* | *September 30* | *December 31* |
|---|---|---|---|---|
| **2002 Quarter Ended** | | | | |
| Investment income | **$ 9,779** | **$ 8,522** | **$ 7,952** | **$ 7,622** |
| Net investment income (loss) before taxes | **242** | **(1,823)** | **(6,593)** | **234** |
| Net increase (decrease) in net assets resulting from operations | **(1,409)** | **(3,007)** | **(8,384)** | **188** |
| Net increase (decrease) in net assets resulting from operations per common share | | | | |
| Basic | **$ (0.08)** | **$ (0.16)** | **$ (0.46)** | **$ 0.01** |
| Diluted | **(0.08)** | **(0.16)** | **(0.46)** | **0.01** |
| **2001 Quarter Ended** | | | | |
| Investment income | $13,394 | $11,618 | $ 7,035 | $10,055 |
| Net investment income (loss) before taxes | 2,759 | 2,482 | (4,363) | 1,578 |
| Net increase (decrease) in net assets resulting from operations | 2,289 | 2,364 | (8,986) | 275 |
| Net increase (decrease) in net assets resulting from operations per common share | | | | |
| Basic | $ 0.16 | $ 0.16 | $ (0.49) | $ (0.07) |
| Diluted | $ 0.16 | 0.16 | (0.49) | (0.07) |
| **2000 Quarter Ended** | | | | |
| Investment income | $16,044 | $14,767 | $14,439 | $10,360 |
| Net investment income (loss) before taxes | 4,536 | 4,065 | 3,105 | (2,200) |
| Net increase (decrease) in net assets resulting from operations | 4,500 | 4,263 | 2,774 | (3,996) |
| Net increase (decrease) in net assets resulting from operations per common share | | | | |
| Basic | $ 0.31 | $ 0.29 | $ 0.19 | $ (0.27) |
| Diluted | 0.31 | 0.29 | 0.19 | (0.27) |

*(1) The 2000 March, June, and September quarters have been restated to reflect the merger with FSVC.*

## (11) New Accounting Pronouncements

In December 2002, the Financial Accounting Standards Board (FASB) issued Statement No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123," which provides optional transition guidance for those companies electing to voluntarily adopt the accounting provisions of SFAS No. 123. In addition, the statement mandates certain interim disclosures that are incremental to those required by Statement No. 123. The Company will continue to account for stock-based compensation in accordance with APB No. 25. As such, the Company does not expect this standard to have a material impact its consolidated financial position or results of operations. The Company has adopted the disclosure-only provisions of SFAS No. 148 at December 31, 2002.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which expands previously issued accounting guidance and disclosure requirements for certain guarantees. The Interpretation requires an entity to recognize an initial liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability will be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not expect this Interpretation to have a material impact on its consolidated financial position or results of operations.

In April, 2002, the FASB issued Statement No. 145, "Recession of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This statement updates, clarifies, and simplifies existing accounting pronouncements, including the criteria used to classify gains and losses from extinguishment of debt. The Company adopted this standard in the 2002 second quarter in its accounting for extinguishment of debt.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The standard retains the previously existing accounting requirements related to the recognition and measurement of the impairment of long-lived assets to be held and used, while expanding the measurement requirements of long-lived assets to be held and used, while expanding the measurement requirements of long-lived assets to be disposed of by sale to include discontinued operations. It also expands on the previously existing reporting requirements for discontinued operations to include a component of an entity that either has been disposed of or is classified as held for sale. The Company does not expect this standard to have a material impact on its consolidated financial position or results of operations.

In June 2001, the FASB issued Statement No. 142, "Goodwill and Other Intangible Assets," requiring that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually, effective for fiscal years beginning after December 15, 2001.

The Company adopted these standards effective January 1, 2002, and has determined there is no financial statement impact of adoption. At December 31, 2002, the Company had $5,008,000 of goodwill on its consolidated balance sheet and $2,082,000 recorded on the balance sheet of Media, its wholly-owned subsidiary, that will be subject to the asset impairment review required by SFAS 142.

## (12) Segment Reporting

The Company has two reportable business segments, lending and taxicab rooftop advertising. The lending segment originates and services medallion and secured commercial loans. The taxicab roof top advertising segment

sells advertising space to advertising agencies and companies in several major markets across the United States and Japan. The Media segment is reported as a portfolio investment of the company and is accounted for using the equity method of accounting. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The lending segment is presented in the consolidated financial statements of the Company. Financial information relating to the taxicab rooftop-advertising segment is presented in Note 5.

For taxicab advertising, the increase in unrealized appreciation (depreciation) on the Company's investment in Media represents Media's net income or loss, which the Company uses as the basis for assessing the fair market value of Media Taxicab rooftop advertising segment assets are reflected in investment in and loans to Media on the consolidated balance sheet.

### (13) Commitments and Contingencies

#### *(a) Sub-Advisory Agreement*

In May 1996, the Company entered into a sub-advisory agreement (Agreement) with FMC Advisers, Inc. (FMC) in which FMC provided advisory services to the Company. Under the Agreement, the Company paid FMC a monthly fee for services rendered of $18,750. On February 24, 1999, the Agreement was extended until May 2000 at which point it was allowed to expire. Advisory fees of $0, $0, and $93,750 were incurred during the years ended December 31, 2002, 2001, and 2000.

#### *(b) Employment Agreements*

The Company has employment agreements with certain key officers for either a three or five-year term. Annually, the contracts with a five-year term will renew for a new five-year term unless prior to the end of the first year, either the Company or the executive provides notice to the other party of its intention not to extend the employment period beyond the current five-year term. In the event of a change in control, as defined, during the employment period, the agreements provide for severance compensation to the executive in an amount equal to the balance of the salary, bonus and value of fringe benefits which the executive would be entitled to receive for the remainder of the employment period.

#### *(c) Other Commitments*

The Company had loan commitments outstanding of $4,204,000 at December 31, 2002 that are generally on the same terms as those to existing borrowers. Commitments generally have fixed expiration dates. Of these commitments, approximately 75% will be sold pursuant to SBA guaranteed sales. Since some commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. In addition, the Company had approximately $22,340,000 of undisbursed funds relating to revolving credit facilities with borrowers. These amounts may be drawn upon at the customer's request if they meet certain credit requirements.

Commitments for leased premises expire at various dates through April 30, 2012. At December 31, 2002, minimum rental commitments for non-cancelable leases are as follows:

| | |
|---|---|
| 2003 | $1,092,070 |
| 2004 | 995,042 |
| 2005 | 836,875 |
| 2006 | 503,741 |
| 2007 and thereafter | 681,338 |
| **Total** | **$4,109,066** |

Rent expense was $1,032,000, 945,000, and $1,029,000 for the years ended December 31, 2002, 2001, and 2000.

#### *(d) Litigation*

The Company and its subsidiaries become defendants to various legal proceedings arising from the normal course of business. In the opinion of management, based on the advice of legal counsel, there is no proceeding pending, or to the knowledge of management threatened, which in the event of an adverse decision would result in a material adverse impact on the financial condition or results of operations of the Company.

The acquisition of BLL in 1997 included an earnout provision to be paid to the sellers after three years. The Company provided a calculation of the earnout in 2001 to the sellers, which they responded to in January 2002. The Company reached agreement with the sellers on the amount of earnout to be paid in January 2003, which provided for the payment of nominal amounts which had previously been accrued by the Company.

### (14) Related Party Transactions

Certain directors, officers, and shareholders of the Company are also directors of its wholly-owned subsidiaries, MFC, BLL, MCI, MBC, FSVC, and Media. Officer salaries are set by the Board of Directors of the Company.

Media is engaged in transactions to sell rooftop advertising space to a company represented by a relative of a Media officer. All transactions were made under market conditions and pricing.

During 2002, a member of the Board of Directors of the Company was also a partner in the Company's primary law firm. Amounts paid to the law firm were $1,629,000 in 2002.

### (15) Shareholders' Equity

In accordance with Statement of Position 93-2, "Determination, Disclosure and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies," $11,036,537 was reclassified from capital in excess of par value to accumulated net investment losses at December 31, 2002, and $368,359 was reclassified to capital in excess of par value from accumulated net investment losses at December 31, 2001 in the accompanying consolidated balance sheets. These reclassifications had no impact on the Company's total shareholders' equity, and were designed to present the Company's capital accounts on a tax basis.

## Notes to Consolidated Financial Statements

### (16) Costs of Debt Extinguishment

The details of the costs of debt extinguishment for the year ended December 31, 2002 are in the following table. There were no costs of debt extinguishment in 2001 or 2000.

| | 2002 |
|---|---|
| Financing costs for attorneys and loan fees | $4,237,000 |
| Prepayment penalty on senior secured notes | 3,332,000 |
| Default interest | 1,471,000 |
| Other professional fees | 377,000 |
| **Total costs of debt extinguishment** | **$9,417,000** |

### (17) Other Income and Other Operating Expenses

The major components of other income were as follows:

| *Year ended December 31,* | **2002** | 2001 | 2000 |
|---|---|---|---|
| Servicing fee income | **$1,018,499** | $(1,013,739) | $1,004,331 |
| Revenue sharing income | **964,411** | 65,640 | 63,570 |
| Late charges | **841,506** | 831,904 | 492,378 |
| Accretion of discount | **602,933** | 861,813 | 290,049 |
| Prepayment penalties | **492,503** | 690,090 | 330,909 |
| Other | **757,826** | 669,450 | 1,196,592 |
| **Total other income** | **$4,677,678** | $2,105,158 | $3,377,829 |

Included in servicing fee income was ($82,500) in 2002 to reduce to the valuation reserve for the servicing fee receivable, and $2,171,000 and $205,000 in 2001 and 2000 for writedowns against the value of the servicing fee receivable. Also, included in revenue sharing income was a success fee earned on a mezzanine investment of $873,000 in 2002.

The major components of other operating expenses were as follows:

| *Year ended December 31,* | **2002** | 2001 | 2000 |
|---|---|---|---|
| Rent expense | **$1,031,943** | $ 944,695 | $1,028,695 |
| Loan collection expense | **774,730** | 324,466 | 150,478 |
| Depreciation and amortization | **632,985** | 610,447 | 973,010 |
| Office expense | **630,827** | 509,632 | 506,733 |
| Travel meals and entertainment | **614,727** | 560,568 | 611,406 |
| Insurance | **571,508** | 358,834 | 285,689 |
| Computer expense | **265,825** | 440,640 | 319,532 |
| Bank charges | **221,415** | 517,093 | 550,517 |
| Telephone | **208,082** | 222,295 | 327,621 |
| Directors fees | **163,660** | 172,987 | 190,711 |
| Dues and subscriptions | **147,594** | 118,884 | 170,946 |
| Other expenses | **1,518,428** | 638,456 | 3,232,622 |
| **Total operating expenses** | **$6,781,724** | $5,418,997 | $8,347,960 |

The increase in collections expense reflected the higher costs associated with managing a larger portfolio of nonperforming loans in 2002. The increase in insurance primarily reflected higher premiums charged by the Company's insurance carriers in 2002, compared to 2001. Bank charges in 2001 included amounts charged by the Banks for waiving default provisions of their agreements. Included in other expenses in 2001 were $1,161,000 of expense reversals related to operational cleanups.

### (18) Selected Financial Ratios and Other Data

The following table provides selected financial ratios and other data:

| *Year ended December 31,* | **2002** | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| Net share data: | | | | | |
| Net asset value at the beginning of the period | **$ 9.59** | $ 10.16 | $ 10.83 | $ 10.65 | $ 10.69 |
| Net investment income (loss) | **(0.44)** | 0.13 | 0.67 | 0.75 | 0.77 |
| Realized gain (loss) on investments | **(0.35)** | (0.17) | (0.27) | 1.55 | 0.09 |
| Net unrealized appreciation (depreciation) on investments | **0.10** | (0.20) | 0.12 | (0.86) | 0.26 |
| Increase (decrease) in shareholders' equity from operations | **(0.69)** | (0.24) | 0.52 | 1.44 | 1.12 |
| Issuance of common stock | **0.00** | 0.01 | 0.01 | 0.00 | 0.00 |
| Distribution of net investment income | **(0.03)** | (0.34) | (1.20) | (1.26) | (1.16) |
| Net asset value at the end of the period | **$ 8.87** | $ 9.59 | $ 10.16 | $ 10.83 | $ 10.65 |
| Per share market value at beginning of period | **$ 7.90** | $ 14.63 | $ 17.94 | $ 14.31 | $ 17.01 |
| Per share market value at end of period | **3.90** | 7.90 | 14.63 | 17.94 | 14.31 |
| Total return [1] | **(50%)** | (44%) | (11%) | 36% | (30%) |
| **Ratios/supplemental data** | | | | | |
| Average net assets | **$168,627,645** | $166,379,846 | $152,521,444 | $155,891,899 | $154,270,393 |
| Ratio of operating expenses to average net assets [2] | **10.92%** | 10.34% | 13.32% | 11.55% | 8.24% |
| Ratio of net investment income (loss) to average net assets [3] | **(0.88)** | 5.50 | 8.29 | 7.10 | 8.35 |

*(1) Total return is calculated by comparing the change in value of a share of common stock assuming the reinvestment of dividends on the payment date.*

*(2) Operating expense ratios presented exclude the $9,417,000 of costs of debt extinguishment in 2002, and $550,000 related to write-off of transaction costs for 2001, $3,140,000 in 2000, and $1,494,000 in 1998. Unadjusted, the ratios would have been 16.50%, 10.67%, 16.37%, and 9.21% in 2002, 2001, 2000 and 1998, respectively.*

*(3) Net investment income ratios presented exclude the $9,417,000 of costs of debt extinguishment in 2002, and $6,700,000 of charges related to Chicago Yellow, the excess servicing asset, interest charges and the write-off of transaction costs in 2001. Unadjusted, the ratios would have been (4.71%) and 1.48% in 2002 and 2001, respectively.*

## Notes to Consolidated Financial Statements

### (19) Employee Benefit Plans

The Company has a 401(k) Investment Plan (the 401(k) Plan) which covers all full-time and part-time employees of the Company who have attained the age of 21 and have a minimum of one year of service. Under the 401(k) Plan, an employee may elect to defer not less than 1% and no more than 15% of the total annual compensation that would otherwise be paid to the employee, provided, however, that employees' contributions may not exceed certain maximum amounts determined under the Code. Employee contributions are invested in various mutual funds according to the directions of the employee. Beginning September 1, 1998, the Company elected to match employee contributions to the 401(k) Plan in an amount per employee up to one-third of such employee's contribution but in no event greater than 2% of the portion of such employee's annual salary eligible for 401(k) Plan benefits. The Company's 401(k) plan expense was approximately $15,000, $57,000, and $58,000 for the years ended December 31, 2002, 2001, and 2000.

### (20) Fair Value of Financial Instruments

Statement of Financial Accounting Standard No. 107, "Disclosures About Fair Value of Financial Instruments" (SFAS 107) requires disclosure of fair value information about certain financial instruments, whether assets, liabilities, or off-balance-sheet commitments, if practicable. The following methods and assumptions were used to estimate the fair value of each class of financial instrument. Fair value estimates that were derived from broker quotes cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument.

***(a) Investments***

The Company's investments are recorded at the estimated fair value of such investments.

***(b) Servicing fee receivable***

The fair value of the servicing fee receivable is estimated based upon expected future service fee income cash flows discounted at a rate that approximates that currently offered for instruments with similar prepayment and risk characteristics.

***(c) Revolving line of credit, notes payable to banks, and senior secured notes***

Due to the short-term nature of these instruments, the carrying amount approximates fair value.

***(d) Commitments to extend credit***

The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and present creditworthiness of the counter parties. For fixed rate loan commitments, fair value also includes a consideration of the difference between the current levels of interest rates and the committed rates. At December 31, 2002 and 2001, the estimated fair value of these off-balance-sheet instruments was not material.

***(e) Interest rate cap agreements***

The fair value is estimated based on market prices or dealer quotes. At December 31, 2002 and December 31, 2001, the estimated fair value of these off-balance-sheet instruments was not material.

***(f) SBA debentures payable***

The fair value of the debentures payable to the SBA is estimated based on current market interest rates for similar debt.

| | ***December 31, 2002*** | | *December 31, 2001* | |
|---|---|---|---|---|
| | ***Carrying Amount*** | ***Fair Value*** | *Carrying Amount* | *Fair Value* |
| **Financial Assets** | | | | |
| Investments | **$360,752,000** | **$360,752,000** | $462,253,000 | $462,253,000 |
| Cash | **35,369,000** | **35,369,000** | 25,409,000 | 25,409,000 |
| Servicing fee receivable | **2,838,000** | **2,838,000** | 3,570,000 | 3,570,000 |
| Financial Liabilities | | | | |
| Revolving line of credit | **132,590,000** | **132,590,000** | — | — |
| Notes payable to banks | **48,018,000** | **48,018,000** | 233,000,000 | 233,000,000 |
| Senior secured notes | **2,314,000** | **2,314,000** | 45,000,000 | 45,000,000 |
| SBA debentures payable | **67,845,000** | **67,845,000** | 43,845,000 | 43,845,000 |

### (21) Subsequent Events (Unaudited)

During 2003, the Company and MFC have made payments of $26,086,000 and $12,926,000 on their respective debt. These payments have prepaid the required amortization to April 30, 2003 for the Company and to August 31, 2003 for MFC. As of March 31, 2003 the amounts outstanding under the Company Bank Loan, the MFC Bank Loan and the MFC Note Purchase Agreements were $10,835,000, $402,000, and $84,000, respectively. As of March 31, 2003, the Company and MFC were current on all debt obligations and in full compliance with all terms and conditions. See Note 6 to the consolidated financial statements for additional information on the Financing Agreements.

# Consolidated Schedule of Investments

| | December 31, 2002 | | |
|---|---|---|---|
| | # Of Loans | Balance Outstanding | Interest Rate |
| | 19 | $ 808,285 | 0.00-3.24% |
| | 5 | 5,259,450 | 3.25-4.24 |
| | 42 | 3,835,545 | 4.25-4.49 |
| | 13 | 4,811,812 | 4.50-4.74 |
| | 19 | 3,229,039 | 4.75-4.99 |
| | 18 | 7,178,502 | 5.00-5.24 |
| | 14 | 4,774,490 | 5.25-5.74 |
| | 29 | 15,631,455 | 5.75-5.99 |
| | 24 | 6,357,025 | 6.00-6.24 |
| | 66 | 17,266,971 | 6.25-6.49 |
| | 117 | 13,480,585 | 6.50-6.74 |
| | 110 | 11,321,115 | 6.75-6.99 |
| | 473 | 24,474,435 | 7.00-7.24 |
| | 99 | 24,415,610 | 7.25-7.49 |
| | 103 | 15,635,558 | 7.50-7.74 |
| | 131 | 20,177,218 | 7.75-7.99 |
| | 129 | 21,129,437 | 8.00-8.24 |
| | 69 | 10,568,794 | 8.25-8.49 |
| | 122 | 17,258,413 | 8.50-8.74 |
| | 111 | 16,984,498 | 8.75-8.99 |
| | 194 | 15,355,255 | 9.00-9.24 |
| | 27 | 2,660,033 | 9.25-9.49 |
| | 75 | 7,264,433 | 9.50-9.74 |
| | 29 | 2,942,905 | 9.75-9.99 |
| | 90 | 4,225,015 | 10.00-10.24 |
| | 15 | 1,631,052 | 10.25-10.49 |
| | 167 | 4,662,757 | 10.50-10.74 |
| | 40 | 4,140,761 | 10.75-10.99 |
| | 46 | 2,432,989 | 11.00-11.24 |
| | 30 | 2,488,757 | 11.25-11.49 |
| | 52 | 2,723,356 | 11.50-11.74 |
| | 32 | 2,454,542 | 11.75-11.99 |
| | 151 | 22,569,682 | 12.00-12.24 |
| | 12 | 1,063,499 | 12.25-12.49 |
| | 29 | 1,753,585 | 12.50-12.74 |
| | 8 | 2,441,775 | 12.75-12.99 |
| | 72 | 20,904,671 | 13.00-13.24 |
| | 20 | 3,719,190 | 13.25-13.49 |
| | 33 | 1,017,752 | 13.50-13.99 |
| | 26 | 965,962 | 14.00-14.49 |
| | 16 | 672,794 | 14.50-14.99 |
| | 27 | 895,675 | 15.00-15.24 |
| | 32 | 2,337,816 | 15.50-19.49 |
| **Total loans** | **2,936** | **$355,922,493** | |

| | December 31, 2002 | | |
|---|---|---|---|
| | # Of Loans | Balance Outstanding | Interest Rate |
| PMC | | $ 920,252 | |
| Unimark | | 300,000 | |
| Micromedics | | 58,828 | |
| Appliance | | 50,000 | |
| Star Concession | | 40,000 | |
| Other | | 961 | |
| **Total equities** | | **$ 1,370,041** | |
| Gross investments | | $357,292,534 | |
| Deferred loan acquisition costs | | 1,448,955 | |
| Discounts on SBA section 7 (a) loans | | (1,537,203) | |
| Unrealized depreciation on loans | | (6,997,426) | |
| Unrealized appreciation on equities | | 6,039,584 | |
| **Net investments** | | **$356,246,444** | |

*The accompanying notes are an integral part of this consolidated schedule.*

## Consolidated Schedule of Investments

| | December 31, 2001 | | |
|---|---|---|---|
| | # Of Loans | Balance Outstanding | Interest Rate |
| | 5 | $ 2,833,767 | 0.00-4.24 |
| | 2 | 1,051,652 | 4.25-4.74 |
| | 5 | 1,771,329 | 4.75-4.99 |
| | 4 | 1,435,650 | 5.00-5.99 |
| | 8 | 3,970,113 | 6.00-6.24 |
| | 12 | 13,027,356 | 6.25-6.49 |
| | 7 | 1,772,575 | 6.50-6.74 |
| | 12 | 12,594,251 | 6.75-6.99 |
| | 46 | 7,903,014 | 7.00-7.24 |
| | 79 | 17,817,536 | 7.25-7.49 |
| | 167 | 23,465,573 | 7.50-7.74 |
| | 591 | 60,942,903 | 7.75-7.99 |
| | 147 | 28,454,804 | 8.00-8.24 |
| | 141 | 27,993,474 | 8.25-8.49 |
| | 286 | 34,134,942 | 8.50-8.74 |
| | 161 | 25,004,520 | 8.75-8.99 |
| | 208 | 36,632,870 | 9.00-9.24 |
| | 42 | 6,004,051 | 9.25-9.49 |
| | 117 | 22,462,602 | 9.50-9.74 |
| | 51 | 5,449,378 | 9.75-9.99 |
| | 251 | 6,932,025 | 10.00-10.24 |
| | 16 | 1,075,011 | 10.25-10.49 |
| | 200 | 9,633,239 | 10.50-10.74 |
| | 51 | 7,917,316 | 10.75-10.99 |
| | 78 | 5,139,848 | 11.00-11.24 |
| | 47 | 5,842,980 | 11.25-11.49 |
| | 66 | 4,783,443 | 11.50-11.74 |
| | 51 | 4,199,399 | 11.75-11.99 |
| | 210 | 24,914,789 | 12.00-12.24 |
| | 24 | 2,339,941 | 12.25-12.49 |
| | 38 | 3,031,577 | 12.50-12.74 |
| | 12 | 1,092,645 | 12.75-12.99 |
| | 87 | 26,248,506 | 13.00-13.24 |
| | 35 | 6,888,525 | 13.25-13.49 |
| | 33 | 1,974,744 | 13.50-13.74 |
| | 12 | 435,368 | 13.75-13.99 |
| | 42 | 1,444,166 | 14.00-14.24 |
| | 5 | 308,022 | 14.25-14.49 |
| | 37 | 1,400,329 | 14.50-14.74 |
| | 9 | 425,620 | 14.75-14.99 |
| | 77 | 2,242,229 | 15.00-15.24 |
| | 10 | 252,136 | 15.50-15.74 |
| | 6 | 847,681 | 15.75-15.99 |
| | 16 | 646,204 | 16.00-16.24 |
| | 9 | 170,225 | 16.25-17.49 |
| | 3 | 126,858 | 17.50-17.74 |
| | 2 | 5,138,811 | 17.75-17.99 |
| | 11 | 1,722,070 | 18.00-19.99 |
| **Total loans** | 3,529 | 461,895,467 | |

| | December 31, 2001 | | |
|---|---|---|---|
| | # Of Loans | Balance Outstanding | Interest Rate |
| PMC | | 1,177,024 | |
| Kleener King Satellites | | 108,696 | |
| ARCA | | 50,000 | |
| Micromedics | | 58,828 | |
| Other | | 72,161 | |
| **Total equities** | | 1,466,709 | |
| Gross investments | | 463,362,176 | |
| Deferred loan acquisition costs | | 2,149,718 | |
| Discounts on SBA section 7 (a) loans | | (2,415,459) | |
| Unrealized depreciation on investments | | (7,501,052) | |
| **Net investments** | | $455,595,383 | |

*The accompanying notes are an integral part of this consolidated schedule.*

## Report of Independent Accountants

**To the Board of Directors and Shareholders of Medallion Financial Corp.:**

In our opinion, the accompanying consolidated balance sheet, including the consolidated schedule of investments, and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Medallion Financial Corp. and its subsidiaries (the "Company") at December 31, 2002, the results of its operations, the changes in its shareholders' equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements (hereafter referred to as "financial statements") are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The financial statements of Medallion Financial Corp. at December 31, 2001 and for each of the two years in the period ended December 31, 2001, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated April 2, 2002.

***PricewaterhouseCoopers LLP***

***New York, New York***
***March 7, 2003***

## Price Range of Common Stock

| | *High* | *Low* |
|---|---|---|
| 2002 | | |
| Fourth Quarter | **$ 5.17** | **$3.90** |
| Third Quarter | **5.20** | **3.02** |
| Second Quarter | **7.20** | **3.64** |
| First Quarter | **9.20** | **7.77** |
| 2001 | | |
| Fourth Quarter | $ 9.52 | $6.90 |
| Third Quarter | 10.98 | 7.67 |
| Second Quarter | 13.54 | 8.46 |
| First Quarter | 15.09 | 8.52 |

# Officers and Directors

### Board of Directors

Alvin Murstein
*Chairman and Director*
*Elected 1995*

Andrew Murstein
*President*
*Elected 1997*

Mario M. Cuomo
*Partner*
*Willkie Farr & Gallagher*
*Elected 1996*

Henry D. Jackson
*Managing Director*
*Deutsche Bank AG*
*Elected 2002*

Stanley Kreitman
*Vice Chairman*
*Manhattan Associates*
*Elected 1996*

David L. Rudnick
*President*
*Century Associates Group*
*Elected 1996*

Lowell P. Weicker, Jr.
*Former Govenor and*
*United States Senator*
*Elected 2003*

### Executive Officers

Alvin Murstein
*Chairman and*
*Chief Executive Officer*

Andrew Murstein
*President*

James E. Jack
*Chief Financial Officer*
*and Executive Vice President*

Brian O'Leary
*Chief Operating Officer*
*and Chief Credit Officer*

Harvey Goldman
*Senior Vice President*

Gerald J. Grossman
*President,*
*Medallion Business Credit*

Larry D. Hall
*Chief Accounting Officer*
*and Assistant Treasurer*

Conrad J. Isoldi
*Senior Vice President*
*and Chief Administrative Officer*

Michael J. Kowalsky
*Executive Vice President*

Marie Russo
*Senior Vice President*
*and Secretary*

Dean W. Ryan
*Senior Vice President*

John M. Taggart
*Chief Executive Officer,*
*Medallion Bank*

Michael C. Carroll
*Vice President*
*and General Counsel*

Design: Zahor Design Office Inc., Executive Photography: Robert Floyd, Taxi Photography: Dick Kranzler

# Corporate Information

### Corporate Headquarters

437 Madison Avenue
New York, NY 10022
212.328.2100

Toll Free: 877 MEDALLION

www.medallion.com

### Additional Office Locations

Boston, MA
Chicago, IL
Dallas, TX
Hartford, CT
Los Angeles, CA
New Orleans LA
Washington, DC
West Palm Beach, FL
Toyko, Japan

### Stock Market Information

The Common Stock of Medallion Financial Corp. began trading publicly on the Nasdaq National Market on May 23, 1996 under the symbol TAXI.

### Stock Transfer Agent and Registrar

American Stock Transfer
& Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
212.936.5100

The Transfer Agent is responsible for handling shareholder questions regarding lost stock certificates, address changes and changes of ownership or name in which shares are held.

### Independent Auditors

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York, NY 10036

### Annual Meeting

The Annual Meeting of Stockholders of Medallion Financial Corp. will be held at the
Harmonie Club
4 East 60th Street
New York, NY
June 6, 2003 at 10:00 am, Eastern Standard Time.

### Dividend Policy

Shareholders can enroll at no charge in the Company's Dividend Reinvestment Plan.




**Medallion Financial Corp.**
437 Madison Avenue, 38th Floor, New York, NY 10022

212.328.2100
www.medallion.com